UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
APR 3 0 2010
WASH, D.C.
193
SECTION

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File 0-28784


10012158

HOT TOPIC, INC.

(Exact name of Registrant as specified in its charter)

California	**77-0198182**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
18305 E. San Jose Ave. City of Industry, California	**91748**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (626) 839-4681

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, no par value	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the Registrant as of August 1, 2009, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $340,718,000 based on the closing price on that date of the Registrant's Common Stock on the Nasdaq Stock Market. All outstanding shares of voting stock, except for shares held by executive officers and members of the Board of Directors and their affiliates are deemed to be held by non-affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant's Common Stock was 44,365,152 as of March 18, 2010.

Documents Incorporated By Reference

Certain portions of the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 8, 2010 to be filed with the Securities and Exchange Commission (the "SEC") no later than 120 days after January 30, 2010, are incorporated by reference into Part III of this Form 10-K (Items 10 through 14).

HOT TOPIC, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE
FISCAL YEAR ENDED JANUARY 30, 2010

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Disclosure

From time to time, in both written reports (such as this report) and oral statements, Hot Topic, Inc. (the "company," including references to the company by "we," "us" and "our") makes "forward-looking statements" within the meaning of federal and state securities laws. Disclosures that use words such as the company "believes," "anticipates," "expects," "intends," "will," "may" or "plans" and similar expressions are intended to identify such forward-looking statements, including within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to the "safe harbor" created by these sections. These statements include, for example, statements regarding our expectations, beliefs, intentions or strategies regarding the future, such as the extent and timing of future revenues and expenses, economic conditions affecting consumer demand, ability to grow or maintain comparable store sales and other expected financial results and information. All forward-looking statements included in this report are based on information available to us as of the date of this report. We will not necessarily update any forward-looking statements. Forward-looking statements involve known or unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results to be materially different from any future results, performance or achievements expressed or implied. These risks, as well as other risks and uncertainties, are detailed in the company's reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission, including in Part I, Item 1A under the caption "Risk Factors" and in Part II, Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.

PART I

ITEM 1. BUSINESS

General

We are a mall and web-based specialty retailer operating the Hot Topic® and Torrid® concepts, as well as the e-space music concept, ShockHound™. At Hot Topic, our business strategy is built on the foundation of pop culture and its relevance to our target teen customer. Within pop culture, we believe music plays a primary and integral role in the minds, activities and preferences of our target customers. Our comprehensive music strategy encompasses a high level of focus on the in-store music experience. At Hot Topic, we sell a selection of music/pop culture-licensed and music/pop culture-influenced apparel, accessories, music and gift items for young men and women principally between the ages of 12 and 22. At Torrid, we sell apparel, lingerie, shoes and accessories for plus-size females principally between the ages of 15 and 29. We sell merchandise on our websites www.hottopic.com and www.torrid.com, which reflect the Hot Topic and Torrid store concepts and sell merchandise similar to that sold in the respective stores. At ShockHound, through our website www.shockhound.com, we sell music merchandise and MP3s.

At the end of fiscal 2009 (the 52-week fiscal year ended January 30, 2010), we operated 680 Hot Topic stores throughout the United States and Puerto Rico, and 156 Torrid stores in 35 states, compared to 681 Hot Topic stores and 159 Torrid stores at the end of fiscal 2008. During fiscal 2009, we opened two new Hot Topic stores and one new Torrid store, and closed three Hot Topic stores and four Torrid stores. We also remodeled or relocated 16 existing Hot Topic stores during fiscal 2009. We currently anticipate opening approximately five new Hot Topic stores, which include some in Canada, and approximately five new Torrid stores during fiscal 2010 (the fiscal year ending January 29, 2011). We also plan to remodel or relocate approximately 30 existing Hot Topic stores and to close approximately five Hot Topic and five Torrid stores during fiscal 2010.

We were incorporated in California in 1988. We opened our first Hot Topic store in 1989 and our first Torrid store in 2001. We launched ShockHound during the third quarter of fiscal 2008.

Our Markets

We developed Hot Topic, Torrid and ShockHound, in each case after recognizing a large, but specialized market niche, not widely serviced by national retail chains or online music providers.

The music-licensed apparel industry essentially began in the 1960s with bootleggers selling tee shirts at concert venues. Over the years, artists began to realize the commercial potential of licensing their likenesses and logos to tee shirt manufacturers and others who produced assorted merchandise.

The music industry and music merchandise industry have been significantly impacted by the availability and accessibility of the Internet and digital technology. This is in stark contrast to past decades when the vinyl record cover and a few magazines of modest circulation were the primary source of young people's information about their music and favorite bands. Today's media enable fans not only to listen to music and artists 24 hours a day, but also to experience a full sight and sound package of appearance and attitude.

As a result of today's media reach, both emerging and well-known artists and the fashions they inspire are much more visible. We believe this increased visibility has contributed to a rise in demand for music/pop culture-licensed and music/pop culture-influenced apparel and accessories.

Hot Topic's target customers are young men and women between the ages of 12 and 22 who are passionate about music and pop culture. We believe our music/pop culture-influenced merchandise appeals to teenagers from diverse socio-economic backgrounds and that our customers are broadly representative of the teenage population in the United States.

Our second retail concept, Torrid, was developed based upon feedback from plus-size female Hot Topic customers who wanted a store that catered to women like them who had a youthful attitude and desired to reflect current fashion trends in their dress. We concluded there were a significant number of young women consumers who were plus-size and unable to find and buy a broad enough selection of fashion forward clothes in comparison to their smaller sized friends. We launched Torrid in the first half of fiscal 2001, with the opening of six locations across the country, and a website, www.torrid.com. Our Torrid target customers are plus-size females aged 15 to 29, who are primarily influenced by fashion trends and by pop culture. We believe our merchandise appeals to women sized 12 to 26 who are interested in wearing similar styles as those available at fashion retailers which sell only smaller-sized apparel.

Our e-space music concept, ShockHound, was launched during the third quarter of fiscal 2008. ShockHound encompasses multiple music genres and offers four core elements: music downloads, a music merchandise retail store, exclusive editorial and video content, and social networking. Our target ShockHound customer is a person of any age who is interested in discovering more about music, new music trends and social networking.

Hot Topic Business Strategy

Our business strategy is built on the foundation of pop culture and its relevance to our target teen customer. Within pop culture, we believe music plays a primary and integral role in the minds, activities and preferences of our target customers. Elements of Hot Topic's business strategy include:

- ***Focus on Music, the Differentiating Cornerstone of our Brand***

We intend to be at the forefront of music trends, the core of our Hot Topic business. Music has continually evolved and technological advances have impacted how teens learn about and access music. Today's teenagers have diverse tastes across all genres of music. At Hot Topic, we continue to position our brand to be the authentic, credible voice for new music. Our music strategy has evolved to be much less dependent on major artists and now focuses on a wide offering of band merchandise through the support of emerging artists. Many of these new artists are initially identified by our associates and customers. Our music assortment reflects this declining dependency on major artists with most of our products now focused on emerging and mid-tier bands.

- ***Focus on Unique Music/Pop Culture-Oriented Merchandise***

We believe that fashion and products associated with popular music artists and pop culture trends have a significant influence on our customers. We have developed a unique strategy focused exclusively on offering music/pop culture-licensed and music/pop culture-influenced merchandise in shopping malls, lifestyle centers and entertainment centers around the country as well as on the Internet. Accordingly, we believe we are well positioned to capitalize on the teenage population and demand for music/pop culture-influenced merchandise.

- ***Operate a Fundamentally Regular Price Business***

Our strategy continues to be to limit the number of promotions that drive short-term sales increases, and to remain committed to controlling the number of promotionally priced items in order to preserve the integrity of our product offerings and prices.

- ***Uphold Ourselves as a Merchandise 'Item' Destination with a Primary Focus on Tees***

We continue to selectively invest in merchandise classifications that we consider to be fundamental to our business, including tees. We maintain a high in-stock position in those items. We believe it is important to maintain sufficient inventory in the core merchandise we sell, resulting in fewer missed sales and creating an impression in customers' minds that Hot Topic is the destination where they can consistently find unique items typically unavailable at other retailers. Accordingly, we have allocated a more significant portion of our inventory to tee shirts, both licensed and non-licensed, to reinforce that Hot Topic is the destination for music, novelty and fashion tees.

- ***Actively Manage our Inventory***

Our disciplined approach to the management of inventory has resulted in overall inventory levels remaining less than the previous fiscal year. Through diligently managing inventory and the merchandise mix of categories, we are able to capitalize on emerging trends and licenses. In addition, we regularly test new merchandise in select Hot Topic stores before chain-wide distribution and order a majority of our merchandise not more than 60 to 90 days before delivery, which allows us to react quickly to emerging trends.

- ***Emphasize Superior Customer Service***

Our associates are trained to provide a value-added customer experience. Sales associates are encouraged to engage with customers, provide information about new music and fashion trends and stimulate the customer's interest in, and knowledge of, the Hot Topic product offerings. We believe that a high level of employee product knowledge and a commitment to music and fashion create credibility with our customers and differentiate Hot Topic from other teen-focused retailers.

Torrid Business Strategy

Our business strategy for Torrid is based on the idea that size shouldn't limit a customer's ability to find leading-edge fashion apparel and accessories. Elements of Torrid's business strategy include:

- ***Focus on Current Fashion Trends***

Our Torrid design and merchandising teams focus on developing a fashion forward assortment that reflects the latest trends in fashion and pop culture. We believe that our passion for fashion and for being first in bringing leading-edge fashion to plus-size customers make us unique.

- ***Listen to the Customer***

Torrid team members actively solicit feedback from customers at every opportunity. We welcome customer feedback on-line, through comment cards in our stores, and in person during frequent visits to store locations. We believe that direct contact with our customers is the best way to understand her expectations of the Torrid brand.

- ***Provide a Memorable Brand Experience***

Our goal is to make sure that every Torrid customer has a great experience every time she shops in our stores or on www.torrid.com. We hire team members who are passionate about fashion and customer service and we provide them with training and coaching which help them to exceed customer expectations.

ShockHound Business Strategy

At ShockHound, we offer a compelling online vehicle that enables our customers to discover music in an entirely new way. We recognize that our customers learn about and acquire music differently than they have in the past and we believe we can meet their needs by providing a more comprehensive, authentic online music discovery experience. We encourage our members to be part of the ShockHound experience by offering them the opportunity to join in the musical dialogue via a social networking platform. We are extremely focused on reaching a wide ShockHound audience as we believe that there is a direct relationship between the amount of music merchandise purchased from www.shockhound.com and the level of traffic flowing to the website.

Store Locations

As of January 30, 2010, we operated 680 Hot Topic stores throughout the United States and Puerto Rico and 156 Torrid stores in 35 states in both metropolitan and middle markets. The following chart shows, as of January 30, 2010, the number of Hot Topic and Torrid stores operated in each state and Puerto Rico:

Hot Topic, Inc. Stores

	Hot Topic Stores	Torrid Stores	Total Company
Alabama	7	—	7
Alaska	3	2	5
Arizona	17	7	24
Arkansas	6	—	6
California	80	50	130
Colorado	14	2	16
Connecticut	9	3	12
Delaware	2	—	2
Florida	42	6	48
Georgia	14	3	17
Hawaii	5	—	5
Idaho	4	1	5
Illinois	21	9	30
Indiana	15	1	16
Iowa	10	1	11
Kansas	7	—	7
Kentucky	9	1	10
Louisiana	8	2	10
Maine	3	—	3
Maryland	15	4	19
Massachusetts	19	2	21
Michigan	23	2	25
Minnesota	10	1	11
Mississippi	4	—	4
Missouri	14	3	17
Montana	4	—	4
Nebraska	4	1	5
Nevada	7	2	9
New Hampshire	5	1	6
New Jersey	16	4	20
New Mexico	7	1	8
New York	30	5	35
North Carolina	15	2	17
North Dakota	4	—	4
Ohio	28	5	33
Oklahoma	8	—	8
Oregon	7	4	11
Pennsylvania	35	3	38
Rhode Island	1	—	1
South Carolina	7	—	7
South Dakota	2	1	3
Tennessee	12	1	13
Texas	56	13	69
Utah	9	2	11
Vermont	1	—	1
Virginia	20	2	22
Washington	19	7	26
West Virginia	5	—	5
Wisconsin	11	2	13
Wyoming	1	—	1
Puerto Rico	5	—	5
Total	**680**	**156**	**836**

Real Estate Strategy

We have modified our Hot Topic and Torrid store designs several times in the company's history. During fiscal 2009, the two new and 16 remodeled or relocated Hot Topic stores were opened with our current store design, which presents the look of a downtown street store and was developed to be more representative of the wide range of customers' music preferences. Our new Torrid store was opened with our current store design which presents a youthful atmosphere designed to showcase the fashions we sell. Our Hot Topic stores currently average 1,758 square feet, and our Torrid stores currently average 2,494 square feet. In fiscal 2010, we plan to remodel, or relocate to another location within the shopping mall, approximately 30 Hot Topic stores utilizing our latest store design. These 30 stores will primarily be those locations that have an upcoming lease expiration and will require entering into a new lease during the year.

Prior to fiscal 2007, our strategy had been one of aggressive new Hot Topic store growth in both new and existing markets throughout the United States. With a mature store base of 680 Hot Topic stores at the end of fiscal 2009, we believe we can more effectively improve company profitability by managing this existing store fleet rather than continuing to open a significant number of new Hot Topic stores, which could over-saturate the market and divert sales away from our existing stores. Accordingly, our Hot Topic growth strategy will be minimal with most new stores resulting from closing in underperforming malls and opening in better performing malls. We will be highly selective in our decisions to open any new Hot Topic stores in fiscal 2010. In addition, we plan to open approximately five new Torrid stores in fiscal 2010. We plan to maintain this slower growth for Torrid until store productivity results and related contributions of Torrid stores warrant further investment. Overall, we will be very opportunistic in any potential new store openings in fiscal 2010.

A majority of our stores are in enclosed shopping malls, with some newer stores in lifestyle and entertainment centers. We will thoroughly review any future new store openings in lifestyle and entertainment centers as performance of our stores in these centers were generally less favorable than those in enclosed shopping malls. We opened two new Hot Topic and one new Torrid store in fiscal 2009. We expect to open some Hot Topic stores in Canada in fiscal 2010.

We evaluate the financial performance of all our stores and have closed, and will continue to close, stores that do not meet our expectations of profitability. Many of our leases contain early termination options that allow us to close the stores within a specified time period without owing the landlord any termination fees, particularly in the early years of a lease, if specified sales levels are not achieved. We may also choose to close a particular store upon the lease expiration. We closed seven stores during fiscal 2009, including three Hot Topic and four Torrid stores. We plan to close approximately five Hot Topic and five Torrid stores in fiscal 2010.

We evaluate potential Hot Topic and Torrid store locations based on a variety of criteria relevant to our merchandising strategy, including: the sales of the shopping mall and anchor stores, sales of teenage-oriented and plus-size stores, age demographics in the trade area, median family income and other economic factors. With respect to potential remodels or relocations of existing stores, we also look at historical sales trends at the existing store, and the attractiveness of various design features and locations within the shopping mall. We have a real estate committee that meets regularly to evaluate and approve new store locations, potential store closings and lease renewals which typically involve remodels or relocations.

The following table and chart provide recent history of our store expansion:

	Fiscal Year				
	2009	2008	2007	2006	2005
	(Number of Stores)				
Stores at beginning of year	840	841	825	783	668
Hot Topic stores opened	2	4	9	34	71
Hot Topic stores closed	(3)	(13)	(13)	(3)	0
Torrid stores opened	1	11	23	12	46
Torrid stores closed	(4)	(3)	(3)	(1)	(2)
Stores at end of year	836	840	841	825	783
Hot Topic and Torrid stores remodeled or relocated	16	14	71	22	17

Store-Level Economics

During fiscal 2009, average sales per Hot Topic store was $0.8 million and average sales per square foot of store space was $454. Average sales per Torrid store in fiscal 2009 was $0.8 million and average sales per square foot of store space was $326. We cannot guarantee that these results will continue or that future average store-level sales will not vary from historical results.

Hot Topic Merchandising

Our Hot Topic stores serve as a focal point for music/pop culture-licensed and music/pop culture-influenced apparel, accessories, music and gift items. Music/pop culture-licensed merchandise includes tee shirts, hats, posters, stickers, patches, books, novelty accessories, CDs and DVDs. Music/pop culture-influenced merchandise includes women's and men's apparel and accessories, such as woven and knit tops, skirts, pants, shorts, jackets, shoes, costume jewelry, body jewelry, sunglasses, cosmetics, leather accessories and gift items. A key strategy of our Hot Topic stores is to offer a diverse product assortment that customers cannot find in other stores. We have 23 distinct merchandise categories or "departments." Over 180 different licensed band tee shirts are represented in Hot Topic stores from current artists such as Avenged Sevenfold, Bullet for my Valentine, Chiodos, Disturbed, Dropkick Murphys, Halestorm, Insane Clown Posse, Justin Bieber, Lady Gaga, Owl City, Paramore, Shinedown and Slipknot, to classic rock artists such as Bob Marley, Led Zeppelin, Metallica, Nirvana, The Ramones and The Rolling Stones. New items and categories are regularly tested to stay current with customer demand and new product trends.

Our Hot Topic merchandising staff consists of a General Merchandising Manager, Divisional Merchandise Managers and a staff of buyers and assistant buyers who manage the various product categories. In addition, we recently strengthened our management team by adding a Chief Merchandising Officer for Hot Topic during the fourth quarter of fiscal 2009. We believe that this addition will help us to continue to deliver compelling and relevant merchandise for our customers. We seek to employ a merchandising staff that reflects our culture in that their decisions and actions are influenced by music and pop culture. In determining which merchandise to buy, the merchants spend considerable time viewing music videos, reviewing industry music sales, monitoring music radio station air play, consulting with sales associates (to draw from their different experiences and perspectives), reviewing customer requests, attending trade shows, reading music and fashion industry periodicals and monitoring music websites. In addition, the merchandising staff regularly visit nightclubs and attend concerts and other events that attract young people.

To complement our merchandising staff and their efforts, we have a Chief Music Officer who we believe has helped us stay further ahead of the music curve. We believe we have been able to propel our music strategy forward, primarily through the discovery and support of new bands, which are reflected in our assortment mix, and by creating an in-store music presence at all times, an experience that we hope to make "personal" for each customer.

Our Hot Topic stores have several lines of private label merchandise to complement and supplement our current product offerings. We believe that Hot Topic brands play an important part in differentiating our stores from those of our competitors and provide us with higher margin opportunities as compared to other merchandise. Our proprietary brands include Morbid Metals® (body jewelry), Social Collision® and Color Fiend™.

To reduce fashion risk and maintain the ability to respond quickly to emerging trends, Hot Topic buyers commit to a majority of the merchandise not more than 60 to 90 days in advance of delivery. We also often begin with smaller test purchases prior to chain-wide distribution. We regularly monitor sales by merchandise theme, classification, individual items, color and size to determine types and quantities of products to purchase, to detect products and trends that are emerging or declining and to manage the product mix by responding to the spending patterns of our customers. We also maintain interactive relationships with our vendors to assist in facilitating quick responses to product trends.

Torrid Merchandising

Our Torrid stores serve as a destination for current trends in fashion apparel and accessories for plus-size young women. We believe that our Torrid customer wants to wear the same types of merchandise as her smaller-sized peers. Torrid apparel is sized 12-26. Torrid merchandise includes both casual and dressy offerings with particular emphasis on jeans, fashion tops, sweaters, pants, jackets and dresses. We also carry hosiery, shoes, intimate apparel and fashion accessories. Our merchandise is specifically proportioned for plus-size customers. Torrid buyers work closely with vendor partners to monitor and maintain our unique apparel fit specifications for young women. Likewise, we strategically share certain research on current fashion trends and customer input with key vendors so that we can maintain high standards of quality and fashion leadership. We believe that our brand mix gives our Torrid customer an opportunity to buy the same or similar hottest styles and brands as her non-plus-size counterparts.

Torrid's merchandising staff consists of a Divisional Merchandise Manager, a buying team, a product development team, a sourcing team, a fit and quality assurance team as well as an Internet team. Customer and store associate feedback influences our merchandising decisions. The merchandising team spends considerable time on fashion research from a variety of international sources that are relevant to our young, fashion forward customer. This process includes retail research in the United States and international fashion hot spots, entertainment and pop culture venues and trade shows.

Torrid merchandise is purchased from established branded vendors, as well as private label suppliers. Private label vendors provide the customer with unique, fashion forward merchandise, which is exclusive to Torrid. Private label merchandise also provides Torrid with higher margin opportunities as compared to other merchandise. In order to reduce fashion risk and maintain the ability to respond quickly to emerging trends, Torrid buyers commit to a majority of the merchandise not more than 120 days, and many times less than 75 days, in advance of delivery.

Planning and Allocation of Merchandise

Planning and allocation of our inventory is done by merchandise classification and Stock Keeping Unit, or SKU, using integrated third-party software. Most merchandise is ordered in bulk and then allocated to each store based on sales and inventory plans and SKU performance. Our buyers, merchandise planners and allocation analysts determine SKU reorder quantities by using this proprietary automated software program that considers sales history, projected sales, planned inventories, store demographics, geographic preferences, store openings and planned markdown dates.

We have two distribution centers. One is located at our headquarters in City of Industry, California, and the other is in LaVergne, Tennessee, near Nashville. We purchased the Tennessee distribution center in fiscal 2005 to ship Hot Topic merchandise primarily to our stores in the eastern half of the United States. The two distribution centers will allow us to accommodate our anticipated growth for the foreseeable future.

All merchandise is delivered to our distribution centers, where it is inspected, allocated, picked, prepared and boxed for shipment to our stores. We ship merchandise to stores each weekday, providing our Hot Topic and Torrid stores with a steady flow of new and reordered merchandise. We also fulfill our Internet orders, including ShockHound, from our distribution centers. Minimal back stock is maintained in our distribution centers and stores, so that most of our merchandise is available for sale on the selling floors of our stores. No vendor individually accounted for more than 10% of our merchandise purchases during fiscal 2009.

Hot Topic and Torrid Store Operations

Hot Topic and Torrid each have a Vice President of Store Operations who leads a divisional operations team. Supporting the Vice President of Store Operations for each division are regional directors who oversee multiple district managers, and district managers who typically oversee approximately seven stores. A typical store has a store manager, two to three assistant managers, and six to ten part-time sales associates, depending on the season.

We have established training and operating procedures to assist field management in the supervision and training of all associates. We have also designed a store manager training program, which is used to train new managers.

At Hot Topic, we strive to create a store environment that customers will consider "their place" to shop with friends. We seek to hire sales associates who are energetic, knowledgeable and passionate about music and pop culture. Additionally, in return for feedback on trends, we reimburse Hot Topic store associates for the cost of attending concerts. They are also encouraged to directly communicate customer feedback, as well as their own merchandise and product ideas, to the buyers and management. Our culture and our direct interaction with, and respect for, our associates are significant factors in attracting these associates to work for us.

The primary goal of the Hot Topic sales associate position is to provide superior and informed customer service in order to maximize sales and minimize inventory shrinkage. Store management receives daily store sales and category results so that performance can be measured against set goals. Postage-paid "report cards" are provided in all stores for customers to grade performance and make recommendations to us. We train associates to greet each customer, to inform the customer about new trends and to suggest merchandise that matches the customer's lifestyle, music preferences and current trends. We believe that our associates' high level of product knowledge and customer service differentiates us from other specialty retailers.

At Torrid, we strive to create a store environment that is fun, friendly and focused on fashion. We understand the importance of focusing on the preferences and opinions of our target customers. We seek to hire associates who are passionate about fashion and understand and appreciate the plus-size customer. We provide our sales associates with information on trends and key looks for each season. We also provide coaching and training on fit and quality, which are especially important to our Torrid customers.

District managers, along with all members of the store teams, have a base pay rate and may qualify to receive certain bonus payouts. All of our employees who meet certain eligibility criteria may participate in our Employee Stock Purchase Plan and the Hot Topic 401(k) Plan. We believe that our continued success is dependent in part on our ability to attract, retain and motivate qualified associates. In particular, the success of our growth will be dependent on our ability to promote and/or recruit talented district and store managers.

Hot Topic Marketing and Promotion

We reach out to new customers using a unique combination of live music sponsorships and hosting in-store events. In the live music space, we provide exclusive experiences either in-store or at special closed venues, across various genres of music for customers. These live experiences are exclusively available through Hot Topic. By working closely with record labels, motion picture studios and artist management, we are able to bring major talent into the mall space to meet their fans. Our in-store event programs frequently generate major media visibility by connecting customers with their music and pop culture idols, resulting in deeply personal interactions. From breaking, unsigned bands to global A-list celebrities, our tiered approach to live music and in-store events allows us to provide customers access to all levels of artists throughout the year.

We also rely on our customers, associates, store design and exciting music to attract new customers to our Hot Topic stores. We actively solicit and encourage customer feedback, both to generate enthusiasm and passion for our offerings as well as to allow us to quickly respond to customer needs, which in turn helps us to remain current in merchandising our stores.

During the fourth quarter of fiscal 2009, we launched our Hot Topic loyalty program, HT+1. HT+1 is free to join and is designed to build customer loyalty and encourage repeat sales by allowing its members an opportunity to earn points in a variety of ways, including for every store visit, store purchase and online purchase. In addition, our loyalty program extends members special offers, prizes and access to exclusive information about sales and events that is not available to other customers.

Another key customer service enhancement that we implemented during the third quarter of fiscal 2009 was the installation of touchscreen kiosk terminals in all stores. These kiosks provide our customers with convenient access to their HT+1 loyalty accounts as well as the ability to listen to a selection of music sold in the store.

We sell gift cards as a convenient alternative for gift giving by our customers. Our Hot Topic gift cards do not expire. Gift card styles and colors periodically change and are designed to appeal to customer preferences. Gift cards can be redeemed for merchandise at any Hot Topic store location and at www.hottopic.com for any amount up to the current balance. Unused amounts remain on the card until redeemed by the customer. Customers may add to outstanding amounts on their existing gift cards in our stores and at www.hottopic.com.

In fiscal 2004, we established the Hot Topic Foundation. The Foundation's objective is to support programs and organizations that specifically focus on encouraging and educating young people in music and the arts. The Foundation has been funded through donations from our employees, our company and our customers. As of January 30, 2010, approximately $8.4 million had been raised for the benefit of the Foundation. We are proud of the meaningful contributions the Foundation has made to school music programs and other initiatives, and we believe these activities have a positive influence on young people.

Torrid Marketing and Promotion

We seek to make a strong connection to young plus-size women by building our Torrid brand through our fashion forward marketing message. We conduct activities to increase awareness of and interest in our brand, our mission and our objectives, such as national "model search" contests, where we solicit involvement of our existing customers and future customers.

Our Torrid loyalty program, divastyle®, offers us the chance to communicate directly and often with our most frequent and highest spending Torrid customers. These program members are rewarded throughout the year with special offers, promotions, information and updates on new products and current trends available at Torrid.

During the second quarter of fiscal 2008, we launched our private label Torrid credit card program, divastatus℠, and we believe that through this and our other marketing and promotional efforts, the recognition of the Torrid brand and our close relationship with our customers will continue to grow.

We sell gift cards as a convenient alternative for gift giving by our customers. Our Torrid gift cards do not expire. Gift card styles and colors periodically change and are designed to appeal to customer preferences. Gift cards can be redeemed for merchandise at any Torrid store location and at www.torrid.com for any amount up to the current balance. Unused amounts remain on the card until redeemed by the customer. Customers may add to outstanding amounts on their existing gift cards at our stores and at www.torrid.com.

Hot Topic Internet Sales

Our www.hottopic.com website provides a convenient and expanded shopping experience for our Hot Topic customers. Hot Topic Internet sales increased by 18.9% from $30.1 million in fiscal 2008 to $35.8 million in fiscal 2009, and contributed approximately 6.3% of total Hot Topic sales in fiscal 2009 compared to approximately 5.0% in fiscal 2008. In addition to our broad selection of merchandise for sale, including some Internet exclusive items, our Hot Topic website offers content such as tour dates, contests, job postings, store locations and community features such as band reviews and pod casts.

Torrid Internet Sales

Our www.torrid.com website provides a convenient and expanded shopping experience for our Torrid customers. Torrid Internet sales in fiscal 2009 increased by 24.5% from $23.7 million in fiscal 2008 to $29.5 million in fiscal 2009, and contributed approximately 19.2% of total Torrid sales in fiscal 2009 compared to 15.7% in fiscal 2008.

In addition to our broad selection of merchandise for sale, including some Internet-exclusive items, our Torrid website offers content such as special events, contests, job postings, store locations, community features and editorials on topics of interest to our Torrid customers.

We believe that a strong connection between the website and our stores is an essential part of our brand growth and as we continue to grow our Torrid store concept, we believe that www.torrid.com will continue to provide an increasingly important portal for plus-size customers. To accommodate this trend and increase Internet sales, we will continue to focus on developing our Torrid Internet business.

Information Technology

Our information systems provide integration of store, merchandising, distribution, financial and human resources records and data. Software licensed from Escalate Retail Systems (formerly known as GE Retail Systems) is used for SKU and classification inventory tracking, purchase order management, open-to-buy, merchandise allocation, automated ticket making and sales audit. Our integrated financial systems are licensed from Lawson Software and are used for general ledger, accounts payable, human resources information systems, payroll and asset management. Sales are updated daily in the merchandising reporting systems by polling sales information from each store's point-of-sale, or POS, terminals. Our POS system, using software licensed from SAP, consists of registers providing price look-up, time and attendance, email and credit card/check/gift card authorization. Through automated nightly two-way electronic communication with each store, sales information and payroll hours are uploaded to the host system. The host system downloads price changes, performs system maintenance and provides software updates to the stores. We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/reorders, markdowns and allocation of merchandise on a daily basis. Both our California and Tennessee distribution centers operate using software that is licensed from Manhattan Associates. Our internet fulfillment centers in both California and Tennessee operate using Ecometry software from Escalate Retail Systems. The www.hottopic.com and www.torrid.com websites operate using Blue Martini web commerce software from Escalate Retail Systems. Our newest website, www.shockhound.com, operates on open source code, Ruby on Rails, and is custom built to fit our business.

Our wide area network, or WAN, is used to connect all store locations with real-time email and several Intranet applications. In addition, this technology has improved operating efficiency in areas such as credit card and gift card authorization, store-to-store transfers, product lookup, product location and several other applications to eliminate paperwork. During fiscal 2007 and 2008, stores were converted from Frame Relay to Digital Subscriber Line, or DSL, circuits. The conversion to DSL provides substantial performance improvement at a significantly reduced cost.

While we believe our enhancements to existing systems and additions of new systems will continue to support our business strategy, we will strive to make further enhancements and add more system functionality as necessary.

Trademarks

We have registered on the Principal Register of the United States Patent and Trademark Office our retail store and/or online retail store service marks Hot Topic®, ShockHound®, Torrid®, Torrid and Design® (in various forms) and the Torrid logo "Flaming Heart". We have also registered various trademarks for other goods and services such as Divastyle®, Everything About the Music®, Hot Topic Rock®, HT Rock®, Music=Life®, Morbid Make-Up®, Morbid Metals®, Neighborhood Noise®, Rock the Arts®, Sensuous Plunge®, Sizzling Strapless®, Social Collision®, Sultry Balconette® and Torrid Bride®. Each federal registration is renewable indefinitely if the mark is in continued use. We have the following trademark applications on file with the USPTO, for which we hope to obtain registration in the future: Color Fiend™, Divanation™, Divastatus™, Everything About New Music™, Glamour Fiend™, HT™, Music Unleashed™, ShockHound.com™, ShockHound and Design™ (in various forms), ShockHound logos (in various forms), Shock TV™ and Torrid Diva™.

In addition, we have common law rights to certain trademarks, service marks and trade names used in our business from time to time. We are unaware of the use of any of our marks raising any claims of infringement or other challenges to our right to use our marks in the United States. We also have additional registrations and pending applications in foreign jurisdictions.

All trademarks, trade names and service marks of the third parties referenced in this report and in our stores are the property of their respective owners.

Seasonality

Our business, particularly at Hot Topic, is subject to seasonal influences, with heavier concentrations of sales during the back-to-school, Halloween and holiday (defined as the week of Thanksgiving through the first few days of January) seasons, and other periods when schools are not in session. The holiday season remains our single most important selling season. As is the case with many retailers of apparel, accessories and related merchandise, we typically experience lower first and second fiscal quarter net sales relative to other quarters. In addition, seasonal influences near quarter-end dates may cause year-over-year comparisons to be impacted by the one-week shift in our fiscal calendar that occurs on a periodic basis.

Hot Topic Competition

Our Hot Topic stores compete with other retailers for vendors, customers, suitable retail locations and qualified associates. Our Hot Topic stores currently compete with street alternative and vintage clothing stores located primarily in metropolitan areas and with other shopping mall-based teenage-focused retailers such as Abercrombie & Fitch, Aeropostale, American Eagle Outfitters, Bebe, Inc., Charlotte Russe Holding, Inc., Claire's Stores, Inc., Gap, Inc., Forever 21, Pacific Sunwear of California, Inc., Spencer Gifts, Inc., H&M, The Buckle, Tweenbrands, Inc., Wet Seal, Inc., Urban Outfitters, Inc., Rue 21 and Zumiez, Inc. We also compete with big-box discount stores such as Target Corporation and Wal-Mart Stores, Inc.; and with music stores such as Barnes & Noble, Inc., Best Buy Co., Inc. and Borders Group, Inc. Some of our competitors are larger and have substantially greater financial, marketing and other resources than us. The principal factors of competition are merchandise selection, connection to the music industry, customer service, store location and price.

Torrid Competition

Based on direct customer research we have conducted, we believe that plus-size female teens and young women have historically shopped for apparel at department stores, discount stores such as Target and specialty stores such as Lane Bryant. Though a source of competition, we believe such stores generally target more mature customers, which is also reflected in their store environments. Our Torrid stores compete with traditional department stores, local specialty stores and junior teen retailers that offer a combination of junior and plus-sizes, such as Alloy, Inc., Charming Shoppes, Inc., Deb Shops, Delia's Corp. and Forever 21. Torrid also competes with traditional plus-size catalogs and websites that carry both junior and junior plus-sizes. Many companies compete for junior customers and additional competitors may enter the plus-size female market.

ShockHound Competition

ShockHound faces substantial competition from companies such as Apple Inc., Amazon.com Inc., eMusic.com, Inc., LiveNation.com, MySpace, Inc., OldGlory.com and Shop.BravadoUsa.com. These companies have significant technical, marketing, distribution and other resources, as well as established hardware, software and digital content supplier relationships. Some current and potential competitors have substantial resources and experience, and they may be able to provide music discovery content at little or no profit or even at a loss.

Employees

As of January 30, 2010, we employed approximately 2,500 full-time and 6,800 part-time employees, which we refer to as associates. Of our 9,300 associates, approximately 900 were headquarters and distribution center personnel and the remainder were field management and store associates. The number of part-time associates changes with seasonal needs. None of our associates are covered by collective bargaining agreements.

Executive Officers

Our executive officers and their ages are as follows:

Name	Age	Position
Elizabeth McLaughlin	49	Chief Executive Officer and Director
Gerald Cook	57	Chief Operating Officer
Chris Daniel	52	President, Torrid
Amy Kocourek	41	Chief Merchandising Officer, Hot Topic
James McGinty	47	Chief Financial Officer
John Kirkpatrick	41	Senior Vice President, Chief Music Officer, Hot Topic
George Wehlitz, Jr.	49	Vice President, Finance

Elizabeth McLaughlin has served as Chief Executive Officer and on the Board of Directors since 2000. From 1999 through 2000, Ms. McLaughlin served as President. From 1996 through 1999, Ms. McLaughlin served as Senior Vice President, Merchandising. From 1993 through 1996, Ms. McLaughlin was our Vice President, Operations. Prior to joining us, Ms. McLaughlin held various positions with Millers Outpost and The Broadway. Ms. McLaughlin holds a B.A. degree in Economics from the University of California at Irvine. Ms. McLaughlin is a Director of Noodles & Company, a privately held quick casual restaurant concept. She is also a member of the Board of Visitors for the Anderson School at UCLA.

Gerald Cook has served as Chief Operating Officer since June 2008. From November 2005 through June 2008, he served as President, Hot Topic Inc. From September 2003 to October 2005, he was President of the Hot Topic division. From February 2001 to September 2003, he was Chief Operating Officer. From February 1999 until joining us, he was the President and Chief Operating Officer of Travel 2000, Inc. From 1995 to 1998, Mr. Cook was Senior Vice President, Operations for The Bombay Company, Inc. and from 1989 to 1995, Mr. Cook was the Vice President, Stores and the Vice President, General Merchandising Manager of Woman's World Stores. Prior to 1989, he held management positions with Barnes & Noble/B Dalton, The Gap Stores and the Limited, Inc. Mr. Cook holds a B.S. degree in Business Administration from the University of Minnesota.

Chris Daniel has served as President of our Torrid division since November 2006. From September 2006 to November 2006, he was Senior Vice President, Chief Merchandising Officer for Torrid and from October 2004 to August 2006, he was Vice President, General Merchandise Manager for Torrid. Prior to joining Torrid, Mr. Daniel held various design and merchandising positions with national department and specialty retailers. Mr. Daniel holds a B.A. degree in English Literature from the University of Richmond in Richmond, Virginia.

Amy Kocourek joined us in November 2009 as Chief Merchandising Officer of our Hot Topic division. From November 2007 to October 2009, Ms. Kocourek was Vice President, General Merchandise Manager, Women's Apparel and Accessories for American Eagle Outfitters. From August 2004 to September 2007, Ms. Kocourek was Vice President Merchandising at Old Navy across several divisions including Women's, Kids' and Canada. From July 1996 to August 2004, Ms. Kocourek held merchandising and management positions with Gap, Inc. From August 1993 to July 1996, Ms. Kocourek held various merchandising positions with Rampage Retail Stores. Prior to 1993 she co-founded BAM Accessories. Ms. Kocourek holds a B.S. degree in Business Administration from the University of California, Berkeley.

James McGinty has served as Chief Financial Officer since February 2001. Mr. McGinty joined us in August 2000 as Vice President, Finance and was promoted to Chief Financial Officer in February 2001. From July 1996 to July 2000, Mr. McGinty was Vice President-Controller at Victoria's Secret Stores, the leading brand and largest specialty retailer division of the Limited, Inc. From 1984 to 1996, he held various financial and accounting positions within the Structure and Express divisions of The Limited, Inc. Mr. McGinty holds a B.S. degree in Accounting from Miami University in Oxford, Ohio.

John Kirkpatrick joined us in April 2007 as Senior Vice President, Chief Music Officer of our Hot Topic division. From 2004 to 2007, Mr. Kirkpatrick served as Senior Vice President, Music and Creative Affairs at Paramount Pictures. Prior to that, Mr. Kirkpatrick served as Senior Vice President, A&R / Soundtracks at Elektra Records from 1996 to 2004. From 1990 to 1996, he held various management positions at Laffitte Entertainment Division. Mr. Kirkpatrick attended the University of South Florida.

George Wehlitz Jr. joined us in April 2008 as Vice President, Finance. From November 2005 to January 2008, Mr. Wehlitz was Chief Financial Officer at Cycle Gear, Inc., a specialty retailer of motorcycle apparel and accessories. Mr. Wehlitz previously joined us as Vice President, Controller in February 2002, and then served as Vice President, Finance from August 2003 to November 2005. From August 2000 to February 2002, Mr. Wehlitz was Chief Financial Officer at The Popcorn Factory, a catalog company for gourmet popcorn gifts. From 1987 to 2000, Mr. Wehlitz held various financial-related positions, at the divisional and corporate level, for The Bombay Company, Inc. Mr. Wehlitz holds a B.A. degree in Accounting from Texas Christian University and is a Certified Public Accountant.

Compliance with Environmental Regulations

To our knowledge, compliance with federal, state and local provisions enacted or adopted for protection of the environment has had no material effect upon our operations.

Internet Website

We make available free of charge through our investor relations website at www.investorrelations.hottopic.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission, or the SEC. We also make available our Standards of Business Ethics at that website.

ITEM 1A. RISK FACTORS

CERTAIN RISKS RELATED TO OUR BUSINESS

Before deciding to invest in Hot Topic, Inc. or to maintain or increase an investment in Hot Topic, Inc., readers should carefully consider the risks described below, in addition to the other information contained in this Quarterly Report on Form 10-Q and in our other filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The risks described below are not the only risks we face. Additional risks that are not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks actually occur, our business, financial condition and results of operations could be seriously harmed, and our stock price could decline. The risks described below include certain revisions to the risks set forth in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

Economic conditions could decrease consumer spending and reduce our sales.

Certain economic conditions could affect the level of consumer spending on merchandise we offer, including, among others, employment levels; salary and wage levels, particularly of teens; interest rates; availability of consumer credit; taxation; and consumer confidence in future economic conditions. For example, the global economic downturn has significantly reduced consumer spending levels and mall customer traffic in general. An ongoing slowdown in the United States economy or an uncertain economic outlook could continue to cause lower consumer spending levels and mall customer traffic which could adversely affect our sales results and financial performance.

Our success relies on popularity with young people of music, pop culture and fashion trends, and we may not be able to react to trends in a way to prevent declining popularity and sales of our products.

Our financial performance is largely dependent upon the continued popularity of music, the Internet and digital music, music videos and music television networks among teenagers and college-age adults; the emergence of new artists and the success of music releases and music/pop culture-related products; the continuance of a significant level of teenage spending on music/pop culture-licensed and music/pop culture-influenced products; and our ability to anticipate and keep pace with the music, fashion and merchandise preferences of our customers. The popularity of particular types of music, artists, styles, trends and brands is subject to change. Our failure to anticipate, identify and react appropriately to changing trends could lead to, among other things, excess inventories and higher markdowns, which could have a material adverse effect on our results of operations and financial condition and on our image with customers. There can be no assurance that our new products will be met with the same level of acceptance as in the past or that the failure of any new products will not have an adverse material effect on our business, results of operations and financial condition.

Our comparable store sales are subject to fluctuation resulting from factors within and outside our control, and lower than expected comparable store sales could impact our business and our stock price.

A variety of factors affect our comparable store sales including, among others, the timing of new music, film and television releases, music/pop culture-related products and related promotional events; music and fashion trends; the general retail sales environment and the effect of the overall economic environment, including the global economic downturn; our ability to efficiently source and distribute products; changes in our merchandise mix and the challenges involved in getting the right mix into stores at the right time; our ability to attain certain pop culture-related licenses including on an exclusive basis; competition from other retailers; calendar shifts of holiday or seasonal periods; and our ability to execute our business strategy efficiently. The following table shows our comparable store sales results for fiscal 2009 and other recent periods:

Fiscal Year	2009	2008	2007	2006
Total Year	(5.1)%	1.0%	(4.4)%	(6.6)%
1st Quarter	7.1%	(2.8)%	(2.3)%	(9.6)%
2nd Quarter	(7.7)%	(0.9)%	(5.8)%	(5.5)%
3rd Quarter	(5.0)%	1.0%	(2.6)%	(6.8)%
4th Quarter	(11.5)%	5.2%	(6.3)%	(5.3)%

Past comparable store sales results are not an indicator of future results. Changes in our comparable store sales results could cause our stock price to fluctuate substantially.

Expanding our operations to include new concepts, including ShockHound, presents risks we have faced with our existing concepts, but also new risks due to differences in concept objectives and strategies and the diversion of management's attention from our existing concepts.

Since our inception, we have expanded our business beyond the Hot Topic concept to include our Torrid concept and more recently, our e-space music concept called ShockHound. We may implement other new concepts in the future. Starting and operating new concepts presents new and challenging risks and uncertainties, including, among others, unanticipated operational problems; lack of experience; lack of customer acceptance; the inability to market a new concept effectively; new vendor relationships; competition from existing and new retailers; and diversion of management's attention from our existing concepts. If we do not operate ShockHound or any new concept effectively, it could materially impact our business.

ShockHound is subject to the general risks for new concepts described above as well as its own particular risks and uncertainties, such as risks related to maintaining access to third party digital content, maintaining adequate information technology and data security systems, increasing customer brand awareness, differentiating product and content from that of our competitors, and marketing and driving traffic to www.shockhound.com. Our inability to partner with other high-traffic websites could limit the amount of traffic and related volume for ShockHound. ShockHound faces substantial competition from companies such as Apple Inc., Amazon.com Inc., eMusic.com, Inc. and MySpace, Inc. that have significant technical, marketing, distribution and other resources, as well as established hardware, software and digital content supplier relationships. Moreover, some current and potential competitors have substantial resources and experience, and they may be able to provide music discovery content at little or no profit or even at a loss. We cannot assure you that we will be able to effectively compete with these companies. Also, this new concept requires us to contract with third party owners, providers and/or distributors to offer digital content through ShockHound. We could also be required to pay substantial fees to obtain or renew the rights to this content. Typically, licensing arrangements are short-term and do not guarantee the continuation or renewal of these arrangements on reasonable terms. Some third-party content providers currently, or may in the future, offer competing products and services and could take action to make it more difficult or impossible for us to license their content in the future. Other digital content owners, providers or distributors may lose their rights to distribute digital content, seek to limit our access to, or increase the total cost of, such content. If we were unable to offer a wide variety of music content at reasonable prices with acceptable usage rules, our financial condition and operating results could be adversely affected.

Our reliance on third-party providers and/or distributors of digital content and related merchandise may present risks that could negatively impact our future results.

We may enter into contracts with third-party providers and/or distributors to offer their digital content and related merchandise for sale on-line. We may be negatively impacted by a number of factors, including among others: the malfunction of third-party sites, hardware, software and other equipment; service outages of third-party sites; third-party claims of data privacy and security breaches and intellectual property infringements; and poor integration of our technology into their software and services. If we are unable to prevent one or more of these occurrences, our results could be negatively impacted.

The deteriorating financial condition of shopping mall operators could reduce our sales or increase our expenses.

The global economic downturn has diminished the ability of shopping mall operators to operate profitably and in some cases, forced them to declare bankruptcy or cease operations entirely. We are dependent upon the continued popularity of malls as a shopping destination and the ability of shopping mall anchor tenants and other attractions to generate customer traffic. An ongoing slowdown in the United States economy or an uncertain economic outlook could continue to curtail shopping mall development, decrease shopping mall traffic, reduce the number of hours shopping mall operators keep their shopping malls open, cause shopping mall operators to lower their operational standards or in certain circumstances, negatively impact our lease contracts, each of which could adversely affect our sales results and financial performance. Consolidation of ownership of shopping malls may give landlords more leverage in negotiations and adversely affect our ability to effectively control our lease costs.

We may not be able to maintain good relationships with shopping mall operators which could hinder our ability to negotiate our leases, expand, remodel or relocate certain sites or offer certain products.

The success of our business depends on establishing and maintaining good relationships with shopping mall operators and developers, and problems with those relationships could make it more difficult for us to expand, remodel or relocate to certain sites or offer certain products. Any restrictions on our ability to expand to new store sites, remodel or relocate stores where we feel it necessary or to offer a broad assortment of merchandise could have a material adverse effect on our business, results of operations and financial condition. If our relations with shopping mall operators or developers become strained, or we otherwise encounter difficulties in leasing store sites, we may not grow as planned and may not reach certain revenue levels and other operating targets. Risks associated with these relationships are more acute given recent consolidation in the shopping mall operation and development industry and the recent negative economic climate, and we have seen certain increases in expenses as a result of such consolidation that could continue.

Our success relies partially on a steady flow of shopping mall traffic and we may not be able to prevent a negative impact on our business and financial results if shopping mall traffic decreases below a certain level.

Our sales are dependent upon a certain level of customer traffic in the malls. If, for a variety of reasons including current economic conditions, this traffic dips below a certain level, it could adversely affect our sales results and financial performance.

Our business strategy requires improving our operations, and we may not be able to do this sufficiently to effectively prevent a negative impact on our business and financial results.

In order to open, remodel and relocate stores, among other things, we will need to locate suitable store sites, negotiate acceptable lease terms, obtain or maintain adequate capital resources on acceptable terms, source sufficient levels of inventory, hire and train store managers and sales associates, integrate new or relocated stores into our existing operations and maintain/update adequate distribution center space and information technology and other operations systems. Achieving and maintaining operating efficiencies in multiple distribution centers is subject to numerous risks and uncertainties.

We continue to evaluate the adequacy of our management information and distribution systems. Implementing new systems and changes made to existing systems could present challenges we do not anticipate and could negatively impact our business. We cannot anticipate all of the changing demands that our expanding and changing operations will impose on our business, systems and procedures, and our failure to adapt to such changing demands could have a material adverse effect on our results of operations and financial condition. Our failure to timely implement initiatives necessary to support our operations could also materially impact our business.

Remodeling, relocating or closing existing stores, and opening new stores, may not achieve the anticipated benefits and could create challenges we may not be able to adequately meet.

Prior to fiscal 2007, our net sales grew primarily as a result of the opening of new stores. More recently, we have focused on evolving our existing business by remodeling, relocating or closing certain existing stores and to a much lesser extent in the future, continuing to open and operate new stores. We plan to remodel or relocate approximately 30 existing Hot Topic stores and plan to close approximately five Hot Topic and five Torrid stores in fiscal 2010 (the fiscal year ending January 29, 2011). We also currently anticipate opening approximately five Hot Topic stores, including some in Canada, and approximately five Torrid stores during fiscal 2010.

Our future operating results will depend substantially upon our ability to successfully maintain our existing store base, improve the performance of our remodeled and relocated stores, and to a lesser extent in the future, open and operate new stores. Moving or expanding store locations and operating stores in new markets may present competitive and merchandising challenges that are different from those currently encountered by us in our existing stores and markets. There can be no assurance that our strategy will not adversely affect the individual financial performance of our existing stores or our overall results of operations. In the event that the number of our stores increases, we may face risks associated with market saturation of our products and concepts.

Similarly, there can be no assurance that remodeling or relocating existing stores will not adversely affect either the individual financial performance of the store prior to the change, or our overall results of operations. Further, there can be no assurance that we will successfully achieve our remodel or expansion targets or, if achieved, that planned remodel or expansion will result in profitable operations.

Our profitability could be adversely affected by volatile petroleum prices.

The profitability of our business depends to a certain degree upon the price of petroleum products, both as a component of the transportation costs for delivery of inventory from our vendors to our stores and as a raw material used in the production of our merchandise. During fiscal 2008, petroleum prices were volatile and rose to historic or near historic highs. We are unable to predict what the price of crude oil and the resulting petroleum products will be in the future. We may be unable to pass along to our customers the increased costs that would result from higher petroleum prices. Therefore, any such increase could have a material adverse impact on our business and profitability.

Significant fluctuation in the value of the U.S. dollar or foreign exchange rates may increase our costs and reduce our supply of merchandise.

Historically, substantially all of our foreign purchases of merchandise have been negotiated and paid for in U.S. dollars. As a result, our sourcing operations also may be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies, restrictions on the transfer of funds and other trade disruptions.

Uncertainty in the global capital and credit markets may materially impair the liquidity of a portion of our cash and investment portfolio.

We hold long-term investments in AAA/Aaa/A3-rated auction rate securities. These auction rate securities are accounted for as available for sale, are backed by pools of student loans guaranteed by the U.S. Department of Education, are debt instruments with maturities that range from 24 to 31 years and have interest rates that are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. This same auction process is designed to provide a means by which these securities can be sold and historically has provided a liquid market for them. There continues to be uncertainty in the global credit and capital markets, which has resulted in the failure of auctions representing the auction rate securities we hold as the amount of securities submitted for sale in those auctions exceed the amount of bids. While we have continued to earn and receive interest on our auction rate securities through the date of this report, we concluded that their estimated fair value no longer approximates par value. Due to the lack of availability of observable market quotes on our auction rate securities, the fair market value of these securities has been determined based on a valuation model using current assumptions.

As of January 30, 2010 and January 31, 2009, the fair value of our auction rate securities was $3.2 million and $8.4 million, respectively. The $5.2 million decrease represents a $6.2 million repurchase of certain of our auction rate securities at par by the broker through whom we originally purchased them, and a $0.3 million redemption of certain auction rate securities at par. The decrease is offset by the recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million. The fair value of our remaining auction rate securities as of January 30, 2010, reflects a cumulative decline of $0.7 million from the original par value. This cumulative $0.7 million decline ($0.4 million net of tax) is deemed temporary as we do not have the intent to sell these securities and it is not more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis. If uncertainties in the credit and capital markets continue, we may incur additional losses, some of which may be other-than-temporary, which could negatively affect our financial condition or results of operations. In addition, in the event that we decide to sell these securities and it becomes more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis, we may be required to recognize impairment charges against income. For the fiscal year ended January 30, 2010, we have recorded an unrealized gain of $1.3 million ($0.8 million net of tax) for our auction rate securities in accumulated other comprehensive income, or OCI, reflected in the shareholders' equity section of the consolidated balance sheet. This $1.3 million unrealized gain represents a recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million.

Cash used primarily for working capital purposes is maintained with various major financial institutions in amounts which are in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance limits. Excess cash and cash equivalents, which represent the majority of our cash and cash equivalents balance, are held primarily in diversified money market funds. We also have short-term investments which are primarily in highly rated municipal bonds. Although the money market funds and municipal bonds are highly rated and are comprised of high-quality, liquid instruments, if the financial markets trading the underlying assets experience a disruption, we may need to temporarily rely on other forms of liquidity. In addition, the risk exists that our cash and investments may not always be optimally managed and this may affect our profitability and results of operations.

Recording impairment charges for certain underperforming Hot Topic and Torrid stores may negatively impact our future financial condition or results of operations, and closing stores might not have a positive impact on our operating results.

Based on our review of certain underperforming stores, we recorded $0.9 million, $1.2 million and $1.6 million in impairment charges during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. There can be no assurance that we will not incur future impairment charges for underperforming stores, which could have a significant negative impact on our operating results. In addition, we closed three Hot Topic stores and four Torrid stores during fiscal 2009. Although the stores that closed in fiscal 2009 had been underperforming as compared with our other Hot Topic and Torrid stores, there is no assurance these store closures will have a significant positive impact on our operating results. We expect to close approximately five Hot Topic and five Torrid stores in fiscal 2010. We also expect to identify and close additional underperforming stores in the future, which also could adversely affect our operating results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

In addition to increased regulatory compliance requirements, recent changes in laws and any future changes could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, recent changes in federal and state minimum wage laws could cause us to reexamine our entire wage structure for stores. Other laws related to treatment of employees, including laws related to employee benefits and privacy, could also negatively impact us such as by increasing benefits costs such as medical expenses. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws.

Government or consumer concerns about product safety could result in regulatory actions, recalls or changes to laws, which could harm our reputation, increase costs or reduce sales.

We are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities, and our products could be subject to involuntary recalls and other actions by these authorities. We purchase merchandise from suppliers domestically as well as outside the United States. One or more of our suppliers might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our stores. Any issues of product safety could result in a recall of our products. Additionally, the U.S. legislature, as well as various states and regulatory agencies, including the Consumer Product Safety Commission, have undertaken reviews of product safety, specifically for lead content in jewelry, and other consumer products, and have enacted or are considering various proposals for additional more stringent laws and regulations. In particular, the U.S. Congress has enacted the Consumer Product Safety Improvement Act of 2008, which imposes significant new requirements on the retail industry as well as enhancing the penalties for noncompliance. Some of these new mandates could result in lost sales, the rejection of our products by consumers, damage to our reputation or material increases in our costs, and may have a material adverse effect on our business. Moreover, individuals may assert claims that they have sustained injuries from products we sell, and we may be subject to lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed, or fall outside of the scope of our insurance coverage. Any of the issues mentioned above could result in damage to our reputation, diversion of development and management resources, reduction of sales and an increase in costs and liabilities, any of which could have a material adverse effect on our reputation or financial performance.

Timing and seasonal issues could negatively impact our financial performance for given periods.

Our quarterly results of operations may fluctuate materially depending on, among other things, the timing of store openings and related pre-opening and other startup expenses; net sales contributed by new stores; increases or decreases in comparable store sales; timing and popularity of certain licensed products; releases of new music and music/pop culture-related products; shifts in timing of certain holidays; changes in our merchandise mix; and overall economic and political conditions.

In addition, seasonal influences near quarter-end dates may cause financial results for given periods to be impacted by shifts in our fiscal year, which is on a 52- or 53-week basis. For example, the fiscal years ended January 30, 2010; January 31, 2009 and February 2, 2008 were 52-week fiscal years, and the fiscal year ended February 3, 2007 was a 53-week fiscal year. The 53rd week in fiscal 2006 caused a one-week shift in our fiscal 2007 calendar, resulting in the end of fiscal 2007 being shifted later by one week relative to the corresponding year-end date in fiscal 2006.

Our business, particularly at Hot Topic, is also subject to seasonal influences, with heavier concentrations of sales during the back-to-school, Halloween and holiday (defined as the week of Thanksgiving through the first few days of January) seasons and other periods when schools are not in session. The holiday season has historically been our single most important selling season. We believe that the importance of the summer vacation and back-to-school seasons (which affect operating results in the second and third quarters, respectively) and to a lesser extent, the spring break season (which affects operating results in the first quarter), as well as Halloween (which affects operating results in the third quarter), all reduce our dependence on the holiday selling season, but this may not always be the case to the same degree. As is the case with many retailers of apparel, accessories and related merchandise, we typically experience lower net sales in the first and second fiscal quarters relative to other quarters.

We depend on a small number of key licensed products for a portion of our earnings and lower than expected sales of those products or the inability to obtain new licensed products could adversely affect our revenues.

We license from others the rights to produce and/or sell certain products that contain a third party's trademarks, designs and other intellectual property. If the popularity of those licensed products diminishes, consumer acceptance of and demand for those licensed products could decline. Furthermore, if we are unable to obtain new licensed products with comparable consumer demand, our sales could decline. A decrease in customer demand for any of these products could have a material adverse effect on our results of operations and financial condition.

We have many important vendor relationships, and our ability to get merchandise could be hurt by changes in those relationships and events harmful to our vendors could impact our results of operations.

Our financial performance depends on our ability to purchase desired merchandise in sufficient quantities at competitive prices. Although we have many sources of merchandise, substantially all of our music/pop culture-licensed products are available from vendors that have exclusive license rights. In addition, small, specialized vendors, some of which create unique products primarily for us, supply certain of our products. Our smaller vendors generally have limited resources, production capacities and operating histories and some of our vendors have restricted the distribution of their merchandise in the past. We generally have no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to new products. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms in the future. Any inability to acquire suitable merchandise, or the loss of one or more key vendors, may have a material adverse effect on our business, results of operations and financial condition.

Changes in business conditions, including new legislative and regulatory requirements, may increase costs and further affect our relationship with vendors.

Changes in our vendor compliance and certification procedures may delay delivery of merchandise and increase costs. Our relationships with our vendors may be adversely affected as a result of these changes, making us more dependent on a smaller number of vendors. Some vendors may choose not to continue to do business with us to the extent that they have done in the past. In addition, we may not be able to depend upon the cooperation of our vendors to meet market demand for products in a timely manner. There can be no assurance that existing and future events will not require us to adopt additional requirements and incur additional costs, and impose those requirements and costs on our vendors, which may adversely affect our relationship with those vendors.

A disruption of imports from our foreign suppliers may increase our costs and reduce our supply of merchandise.

We do not own or operate any production or manufacturing facilities, and we depend on independent contractors and vendors to manufacture our merchandise. We receive apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. As a result of our reliance on international vendors and manufacturers, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our merchandise is manufactured. In addition, disease outbreaks, terrorist acts and military conflict have increased the risks of doing business with foreign suppliers. We cannot predict the effect that such factors will have on our business arrangements with foreign manufacturing sources. These factors, among others, could affect our ability to have our merchandise manufactured abroad, our ability to import merchandise, and our cost of doing business.

To the extent that any of our vendors are located overseas or rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could harm our, or our vendors', ability to source product. This disruption could materially limit the merchandise that we would have available for sale and reduce our revenues and earnings. Trade restrictions in the form of tariffs or quotas, or both, that are applicable to the products that we sell also could affect the import of those products and could increase the cost and reduce the supply of products available to us. Further, changes in tariffs or quotas for merchandise imported from individual foreign countries could lead us to shift our sources of supply among various countries. Any shift we might undertake in the future could result in a disruption of our sources of supply and lead to a reduction in our revenues and earnings. Supply chain security initiatives undertaken by the United States government that impede the normal flow of product could also negatively impact our business.

Risks associated with contracting directly with manufacturers for merchandise could hinder our financial performance.

We expect to source a greater percentage of our merchandise directly from manufacturers in the future. We have limited experience in sourcing and importing merchandise directly from manufacturers. We may encounter administrative challenges and operational difficulties with our direct manufacturers that we use to source our merchandise. Operational difficulties could include reductions in the availability of production capacity, errors in complying with merchandise specifications, insufficient quality control and failures to meet production deadlines. A manufacturer's failure to ship merchandise to us on a timely basis or to meet the required quality standards could cause supply shortages that could result in lost sales. As a result of any of these events or circumstances, delays and unexpected costs may occur, which could result in our not realizing all or any of the anticipated benefits of contracting directly with manufacturers.

Failure of our vendors to use acceptable ethical business practices could negatively impact our business.

We expect our vendors to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices, environmental compliance and trademark and copyright licensing. However, we do not control their labor and other business practices. Further, we do not inspect our manufacturers' overseas operations and would not be immediately aware of any noncompliance by our vendors with applicable domestic or international laws, or certain of the standards set forth in our vendor manual. If one of our vendors violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of merchandise to us could be interrupted, orders could be canceled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We could acquire merchandise without full rights to sell it, which could lead to disputes or litigation and hurt our financial performance.

We purchase licensed merchandise from vendors that hold, or represent that they hold, manufacturing and distribution rights under the terms of certain licenses. We also contract directly with licensors to obtain the manufacturing and distribution rights. We currently purchase a majority of our licensed merchandise from vendors, where we rely upon the vendors' representations concerning manufacturing and distribution rights and do not independently verify whether these vendors legally hold adequate rights to the licensed properties they are manufacturing or distributing. If we acquire either directly, or through our vendors, licensed merchandise to which we have not legally obtained rights, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of merchandise (if the vendor is unwilling or unable to reimburse us in situations where we relied on the vendor to hold the manufacturing and distribution rights) and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages. As we expand our efforts to contract directly with manufacturers and licensors for licensed merchandise, we may incur difficulties securing the necessary manufacturing and distribution rights. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

Technology and other risks associated with our Internet sales could hinder our overall financial performance.

We sell merchandise over the Internet through our websites www.hottopic.com, www.torrid.com and www.shockhound.com. Our Internet sales encompass a portion of our total sales and are dependent on our ability to drive Internet traffic to our websites. Our Internet operations are subject to numerous risks and pose risks to our overall business, including, among other things, the inability to successfully establish partnerships that are instrumental in driving traffic to our websites, particularly www.shockhound.com, diversion of sales from our stores; liability for online content; computer privacy concerns; rapid technological change and the need to invest in additional computer hardware and software to support sales; hiring, retention and training of personnel to conduct the Internet operations; failure of computer hardware and software, including computer viruses, telecommunication failures, online security breaches and similar disruptions; governmental regulation; and credit card fraud. There can be no assurance that our Internet operations will achieve sales and profitability levels that justify our investment in them.

System security risk issues or system failures could disrupt our internal operations or information technology services provided to customers, and any such disruption could harm our revenue, increase our expense and harm our reputation and stock price.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions or cause shutdowns. As a result, we could incur significant expenses addressing problems created by security breaches of our network. Moreover, we could incur significant expenses in connection with system failures. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate security problems, viruses and bugs could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

In addition, our systems are not fully redundant and could be subject to failure at many different points. Moreover, our disaster recovery planning may not be sufficient and we may not have adequate insurance coverage to compensate us for any related losses. Any of these events could damage our reputation and adversely impact our financial results.

We have made and plan to continue to make significant changes to information systems and software used in the operation of our business, and we may not be able to effectively adopt changes or maintain the systems in a way to prevent failures in our operations or a negative impact on our financial performance and reporting.

Over the past several years, we have made improvements to existing hardware and software systems, as well as implemented new systems. For example, we have enhanced the functionality of our current Escalate Retail Systems software and implemented financial and human resources systems software from Lawson Software. In addition, we implemented a warehouse management software system, an internet order management system, customer loyalty software and merchandise planning software. We rely heavily on these systems and software and if they do not work effectively, we may experience delays or failures in our operations. These delays or failures could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting and ability to properly forecast earnings and cash requirements. To manage growth of our operations and personnel, we will need to continue to improve, adopt changes to, and maintain our operational and financial systems, transaction processing and procedures and controls. In doing so, we could incur substantial additional expenses and if we are unable to do so, our sales results and financial performance could be adversely affected.

Loss of key people or an inability to hire necessary and significant personnel could hurt our business.

Our ability to achieve and maintain operating efficiency and to anticipate and effectively respond to changing trends and consumer preferences depends in part on our ability to retain and attract senior management and other key personnel in our operations, merchandising, music and other departments. Competition for these personnel is intense, and we cannot be sure that we will be able to retain or attract qualified personnel as needed. In particular, the sudden loss of the services of Elizabeth McLaughlin, our Chief Executive Officer, who has been with us since 1993, or the services of other key people could have a material adverse effect on our business, results of operations and financial condition.

Decreased effectiveness of stock-based compensation and other changes in our stock-based compensation strategy could adversely affect our ability to attract and retain employees.

We have historically used stock options as a component of our total employee compensation program in order to align employees' interests with the interests of our shareholders, encourage employee retention and provide competitive compensation and benefit packages. As a result of the decline in our stock price that took place prior to fiscal 2008, many of our employee stock options have exercise prices in excess of our current stock price, which reduces their value and could affect our ability to retain present, or attract prospective employees. There are other forms of stock-based compensation available to us, but these are similarly less attractive when a company's stock price has declined. In addition, we began recording expenses for stock-based payments, including stock options, in the first quarter of fiscal 2006. As a result, we now incur increased compensation costs associated with our stock-based compensation programs. Moreover, difficulties relating to obtaining shareholder approval of equity compensation plans could make it harder or more expensive for us to grant stock-based payments to employees in the future. Like other companies, we periodically review our equity compensation strategy in light of regulatory and competitive environments, as well as the number of shares available for grant under our equity compensation plans, and we recently have reduced the total number of options and/or the form of stock awards, granted to employees, and reduced the number of employees who receive stock-based payments. Due to this change in our stock-based compensation strategy, we may find it more difficult to attract, retain and motivate employees, and any such difficulty could materially adversely affect our business.

Our reliance on Federal Express, temporary employees and other mechanics of shipping of our merchandise creates distribution risks and uncertainties that could hurt our sales and business.

Our reliance on Federal Express for shipments is subject to risks associated with its ability to provide delivery services that adequately meet our shipping needs, as well as factors such as weather and transportation prices.

We are also dependent upon temporary associates to adequately staff our distribution centers, particularly during busy periods such as the holiday season and while multiple stores are opening. There can be no assurance that we will continue to receive adequate assistance from our temporary associates, or that there will continue to be sufficient sources of temporary associates.

We operate distribution centers in California and Tennessee, and as a result we face risks and uncertainties associated with achieving and maintaining operating efficiencies in two distribution centers that are located approximately 2,000 miles apart. Additionally, certain products we offer in our stores are imported and subject to delivery delays based on availability and port capacity.

We face intense competition. An inability to adequately address the actions of our competitors could limit or prevent our business growth and success.

The retail apparel and accessory industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations and qualified associates and management personnel. Our Hot Topic stores currently compete with street alternative stores located primarily in metropolitan areas; with other shopping mall-based teenage-focused retailers and their subsidiaries such as Abercrombie & Fitch, Aeropostale, American Eagle Outfitters, Bebe, Inc., Charlotte Russe Holding, Inc., Claire's Stores, Inc., Gap, Inc., Forever 21, Pacific Sunwear of California, Inc., Spencer Gifts, Inc., H&M, The Buckle, The Dress Barn, Inc., Wet Seal, Inc., Urban Outfitters, Inc., rue21 and Zumiez, Inc. We also compete with big-box discount stores such as Target Corporation and Wal-Mart Stores, Inc.; with music stores such as Barnes & Noble, Inc., Best Buy Co., Inc. and Borders Group, Inc.; and with mail order catalogs and websites. Torrid has additional competitors, such as Alloy, Inc., Charming Shoppes, Inc., Deb Shops, Delia's Corp. and plus-size departments in department stores and discount stores as well as numerous potential competitors who may begin or increase efforts to market and sell products competitive with Torrid products. ShockHound faces substantial competition from companies such as Apple Inc., Amazon.com Inc., eMusic.com, Inc. and MySpace, Inc. Furthermore, declining album sales may force record labels to seek alternative forms of revenue by selling similar merchandise. Some of our competitors are larger and may have greater financial, marketing and other resources. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices. Increased competition could have a material adverse effect on our business, results of operations and financial condition.

War, terrorism and other catastrophes could negatively impact our customers, places where we do business and our expenses, all of which could hurt our business.

The effects of war or acts of terrorism could have a material adverse effect on our business, operating results and financial condition. The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties. To the extent that such disruptions or uncertainties negatively impact shopping patterns and/or shopping mall traffic, or adversely affect consumer confidence or the economy in general, our business, operating results and financial condition could be materially and adversely affected.

Our principal executive offices, a distribution center and a significant number of our stores are located in California. If we experience a sustained disruption in energy supplies, or if electricity and gas costs in California fluctuate dramatically, our results of operations could be materially and adversely affected. California is also subject to natural disasters such as earthquakes, fires and floods. A significant natural disaster or other catastrophic event affecting our facilities could have a material adverse impact on our business, financial condition and operating results.

There are numerous risks that could cause our stock price to fluctuate substantially and we may be at risk of securities class action litigation due to such fluctuations.

Our common stock is quoted on the Nasdaq Stock Market, which has experienced and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect our stock price without regard to our financial performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and comparable store sales; announcements by other apparel, accessory, music and gift item retailers; the trading volume of our stock; changes in estimates of our performance by securities analysts;

litigation; overall economic and political conditions, including the global economic downturn; the condition of the financial markets, including the credit crisis; and other events or factors outside of our control could cause our stock price to fluctuate substantially, including significant declines in our stock price. In the past, shareholders have brought securities class action litigation against a company following a decline in the market price of its securities. To date, we have not been subject to securities class action litigation. However, we may in the future be the target of such litigation, which could result in substantial costs and divert our management's attention and resources, and could harm our business.

Our charter documents and other circumstances could prevent a takeover or cause dilution of our existing shareholders, which could be detrimental to existing shareholders and hinder business success.

Our Articles of Incorporation and Bylaws contain provisions that may have the effect of delaying, deterring or preventing a takeover of Hot Topic, Inc. For instance, our Articles of Incorporation include certain "fair price provisions" generally prohibiting business combinations with controlling or significant shareholders unless certain minimum price or procedural requirements are satisfied, and our Bylaws prohibit shareholder action by written consent. Additionally, our Board has the authority to issue, without shareholder approval, up to 10,000,000 shares of "blank check" preferred stock having such rights, preferences and privileges as designated by the Board. The issuance of these shares could have a dilutive effect on shareholders and potentially prohibit a takeover of Hot Topic, Inc. by requiring the preferred shareholders to approve such a transaction.

We also have a significant number of authorized and unissued shares of our common stock available under our Articles of Incorporation. These shares provide us with the flexibility to issue our common stock for future business and financial purposes including stock splits, raising capital and providing equity incentives to employees, officers and directors. However, the issuance of these shares could result in dilution to our shareholders.

We incur costs associated with regulatory compliance, and this cost could be significant.

There are numerous regulatory requirements for public companies that we comply with or may be required to comply with in the future and compliance with these rules could result in the diversion of management's time and attention, which could be disruptive to normal business operations.

There are numerous regulations and standards associated with our business operations. These regulations may include more stringent accounting standards, taxation requirements, (including changes in applicable income tax rate, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, privacy and data security, environmental regulations, advertising, safety and product liability. For example, an independent standards-setting organization working with credit card companies has developed regulations concerning payment card account security throughout the transaction process, called the Payment Card Industry (PCI) Data Security Standard. All merchants and service providers that store, process and transmit payment card data are required to comply with the regulations as a condition to accepting credit cards, and fines may be levied for non-compliance. As another example, we may in the future be required to adopt International Financial Reporting Standards, and doing so could be time-consuming and cause us to incur significant expense.

If we do not satisfactorily or timely comply with these requirements, possible consequences could include sanction or investigation by regulatory authorities such as the SEC or the Nasdaq Stock Market; fines and penalties; incomplete or late filing of our periodic reports, including our annual report on Form 10-K or quarterly reports on Form 10-Q or civil or criminal liability. Our stock price and business could also be adversely affected.

Environmental risks associated with the retail industry may results in significant costs and decreased sales.

We have some exposure to risks arising out of environmental matters and existing and potential laws relating to the protection of the environment. We receive apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. Stricter global and domestic greenhouse gas emission requirements may cause our vendors to incur higher costs, including increased transportation costs, which may result in an adverse effect on our business and results of operations. There is a risk that we may occupy retail space that has violated environmental standards and will require remediation. In addition to the incurrence of such costs, the cleanup process may cause the store to be closed for an extended period of time, resulting in loss of sales.

There are litigation and other claims against us from time to time, which could distract management from our business activities and could lead to adverse consequences to our business and financial condition.

We are involved from time to time with litigation and other claims against us. These matters arise primarily in the ordinary course of our business, and include employee claims, commercial disputes, intellectual property issues and product-oriented allegations. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Although we do not currently believe that the outcome of any current litigation and claims against us will have a material adverse effect on our overall financial condition, we have, in the past, incurred unexpected expense in connection with litigation matters. In the future, adverse settlements or resolutions may occur and negatively impact earnings, injunctions against us could have an adverse effect on our business by requiring us to do or prohibiting us from doing certain things, and other unexpected events could have a negative impact on us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease all of our existing store locations, with lease terms expiring between 2010 and 2020. At January 30, 2010, we had a total of approximately 1,197,000 leased store square feet for Hot Topic and approximately 389,000 leased store square feet for Torrid, with an average store size of 1,758 square feet and 2,494 square feet for Hot Topic and Torrid stores, respectively. The leases for most of the existing stores are for approximately ten-year terms and provide for minimum rent payments as well as contingent rent based upon a percent of sales in excess of the specified minimums. Leases for future stores will likely include similar contingent rent provisions.

We lease our headquarters and distribution center facility, located in City of Industry, California, which is approximately 250,000 square feet. Our lease expires in April 2014, with an option to renew for two more five-year terms, and the annual base rent is approximately $1.1 million. In 2005, we completed the purchase of the land, building and other improvements comprising our distribution center in LaVergne, Tennessee, for which we paid $14.3 million. This facility, which is approximately 300,000 square feet, became fully operational at the end of the second quarter of fiscal 2005.

ITEM 3. LEGAL PROCEEDINGS

We are involved in matters of litigation that arise in the ordinary course of business. We do not currently believe that litigation in which we are currently involved will have a material adverse effect on our overall financial condition.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Stock Market under the symbol "HOTT." The following table shows, for the periods indicated, the high and low sales prices of our shares of common stock, as reported on the Nasdaq Stock Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

2009 Fiscal Year Quarters	High	Low
First Quarter	$13.87	$8.13
Second Quarter	$12.50	$6.66
Third Quarter	$ 8.95	$6.53
Fourth Quarter	$ 7.80	$5.25

2008 Fiscal Year Quarters	High	Low
First Quarter	$ 6.18	$4.04
Second Quarter	$ 7.10	$4.68
Third Quarter	$ 7.73	$4.61
Fourth Quarter	$ 9.50	$5.09

On March 18, 2010, the last sales price of our common stock as reported on the Nasdaq Stock Market was $6.33 per share. As of March 18, 2010, there were approximately 187 holders of record of our common stock. This number does not reflect the actual number of beneficial holders of our common stock, which we believe is significantly higher.

We have not paid any cash dividends since inception.

Please see Item 12 for information about our equity compensation plans.

Performance Measurement Comparison

The material in this section is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Hot Topic under the Securities Act or the Exchange Act.

The following graph shows a comparison of five-year cumulative total returns to shareholders for Hot Topic, the NASDAQ Composite Index and the NASDAQ Retail Trade Index for the period that commenced January 29, 2005 and ended on January 30, 2010. The graph assumes an initial investment of $100 and that all dividends have been reinvested (there have been no dividends declared by us other than stock dividends).



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Hot Topic, Inc., The NASDAQ Composite Index
And The NASDAQ Retail Trade Index
$140
$120
$100
$80
$60
$40
$20
$0
01/29/05
06/30/05
01/28/06
06/30/06
02/03/07
06/30/07
02/02/08
06/30/08
01/31/09
06/30/09
01/30/10
Hot Topic, Inc.
NASDAQ Composite
NASDAQ Retail Trade

*$100 invested on 1/29/05 in stock or 1/31/05 in index, including reinvestment of dividends.
Index calculated on month-end basis.

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes selected financial data for each of the five fiscal years in the period ended January 30, 2010. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and Notes included elsewhere in this annual report on Form 10-K.

	Fiscal Year				
	2009	2008	2007	2006	2005
	(In thousands, except per share data, number of stores, comparable store sales and sales per square foot)				
Statement of Income Data:					
Net sales	$736,710	$761,074	$728,121	$751,558	$725,142
Cost of goods sold, including buying, distribution and occupancy costs	480,453	487,769	476,677	502,408	488,948
Gross margin	256,257	273,305	251,444	249,150	236,194
Selling, general and administrative expenses	237,010	242,483	227,147	227,580	203,995
Income from operations	19,247	30,822	24,297	21,570	32,199
Other income and interest, net	519	1,670	1,934	1,450	3,999
Income before income taxes	19,766	32,492	26,231	23,020	36,198
Provision for income taxes	7,886	12,750	10,219	9,394	13,779
Net income	$ 11,880	$ 19,742	$ 16,012	$ 13,626	$ 22,419
Earnings per share:					
Basic	$ 0.27	$ 0.45	$ 0.36	$ 0.31	$ 0.50
Diluted	$ 0.27	$ 0.45	$ 0.36	$ 0.30	$ 0.49
Weighted average shares outstanding:					
Basic	44,134	43,789	44,005	44,167	44,924
Diluted	44,409	43,913	44,132	44,752	45,877
Selected Operating Data:					
Number of stores at year end	836	840	841	825	783
Comparable stores sales (decrease) increase	(5.1)%	1.0%	(4.4)%	(6.6)%	(3.4)%
Average store sales per square foot	$ 422	$ 444	$ 441	$ 477	$ 521
Average store sales per store	$ 801	$ 841	$ 827	$ 887	$ 959
Balance Sheet Data:					
Cash and short- and long-term investments	$131,257	$105,912	$ 53,281	$ 55,490	$ 37,674
Working capital	158,531	125,582	97,796	91,267	70,623
Total assets	376,394	370,571	332,101	318,271	299,435
Shareholders' equity	$277,047	$258,426	$235,153	$221,457	$201,061

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations, financial condition and liquidity and other matters should be read in conjunction with our consolidated financial statements and notes related thereto included in Item 8, "Financial Statements and Supplementary Data" in this Form 10-K. These statements have been prepared in conformity with accounting principles generally accepted in the United States and require our management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates.

OVERVIEW

We are a mall and web based specialty retailer operating the Hot Topic® and Torrid® concepts, as well as the e-space music concept, ShockHound™. At Hot Topic, we sell a selection of music/pop culture-licensed and music/pop culture-influenced apparel, accessories, music and gift items for young men and women principally between the ages of 12 and 22. At Torrid, we sell apparel, lingerie, shoes and accessories for plus-size females principally between the ages of 15 and 29. We sell merchandise on our websites www.hottopic.com and www.torrid.com, which reflect the Hot Topic and Torrid store concepts and sell merchandise similar to that sold in the respective stores. At ShockHound, we sell music merchandise and MP3s on our website www.shockhound.com.

At Hot Topic, our business strategy is built on the foundation of pop culture and its relevance to our target teen customer. Within pop culture, we believe music plays a primary and integral role in the minds, activities and preferences of our target customers. Our comprehensive music strategy encompasses a high level of focus on the in-store music experience. We continue to adopt strategies to focus on music and music/pop culture-oriented merchandise, operate a fundamentally regular price business, emphasize superior customer service and host unique in-store events such as live local band performances, celebrity signings and appearances, and sponsored live band performances at special closed venues around the United States exclusively available to Hot Topic customers. We believe these live experiences connect customers with their music and pop culture idols, resulting in deeply personal interactions. During the fourth quarter of fiscal 2009, we launched our Hot Topic loyalty program, HT+1. HT+1 is free to join and is designed to build customer loyalty and encourage repeat sales by allowing its members an opportunity to earn points for every store visit, store purchase, online purchase and through a variety of other ways. In addition, our loyalty program extends members special offers, prizes and access to exclusive information about sales and events that is not available to other customers. Another key customer service enhancement that we implemented during the third quarter of fiscal 2009 was the installation of touchscreen kiosk terminals in all stores. These kiosks provide our customers with convenient access to their HT+1 loyalty accounts as well as the ability to listen to a selection of music sold in the store.

Our Torrid division focuses on fashion forward apparel and accessories for plus-size young women. Our target customers have a youthful attitude and desire to reflect current fashion trends in their dress. Elements of Torrid's business strategy include focusing on current fashion trends, listening to the customer and emphasizing customer service and the in-store experience. We believe that we continue to make significant progress in the development of our Torrid brand. During the second quarter of fiscal 2008, we rolled out our private label Torrid credit card program, divastatus℠ and together with consistent marketing, the growth of our loyalty program (divastyle®), in-store operational improvements, and focusing of the assortment to reflect more of our customers' attitudes and preferences, we believe that the recognition of our Torrid brand and the close relationships with our customers will continue to grow.

As part of our ongoing and evolving music strategy, we developed and launched ShockHound during the third quarter of fiscal 2008. ShockHound represents all music genres and includes a vast selection of MP3s, band merchandise, exclusive editorial content and original programming. We encourage our members to be part of the ShockHound experience by offering them the opportunity to join in the musical dialogue via a social networking platform. We recognize that our customers learn about and acquire music differently than they have in the past and we believe we can meet their needs by providing a more comprehensive, authentic online music discovery experience. We are extremely focused on reaching a wide ShockHound audience as we believe that there is a direct relationship between the amount of music merchandise purchased from www.shockhound.com and the level of traffic flowing to the website.

In fiscal 2009, comparable store sales were down 5.1%, consisting of a Hot Topic division comparable store sales decrease of 5.6% and a Torrid division comparable store sales decrease of 2.9%. The comparable store sales decline at Hot Topic resulted from decreases in all major categories. The comparable store sales decline at our Torrid division was due to a decline in apparel, particularly in tops, partially offset by an increase in accessories.

At the end of fiscal 2009, we operated 680 Hot Topic stores throughout the United States and Puerto Rico and 156 Torrid stores in 35 states, compared to 681 Hot Topic stores and 159 Torrid stores at the end of fiscal 2008. During fiscal 2009, we opened two new Hot Topic stores and one new Torrid store, and closed three Hot Topic stores and four Torrid stores. We also remodeled or relocated 16 existing Hot Topic stores during fiscal 2009. We currently anticipate opening approximately five new Hot Topic stores, which include some in Canada, and approximately five new Torrid stores during fiscal 2010 (the fiscal year ending January 29, 2011). We also plan to remodel or relocate approximately 30 existing Hot Topic stores and to close approximately five Hot Topic and five Torrid stores during fiscal 2010.

We were incorporated in California in 1988. We opened our first Hot Topic store in 1989 and our first Torrid store in 2001. We launched ShockHound during the third quarter of fiscal 2008. We currently have one reportable segment given the similarities of the economic characteristics among the Hot Topic and Torrid concepts, and the very early stage of business operations of our ShockHound concept.

We operate on a 52- or 53-week fiscal year, which ends on the Saturday nearest to January 31. Fiscal 2009, 2008 and 2007 were 52-week fiscal years, while fiscal 2006 was a 53-week year. Our fiscal year 2010 is a 52-week year ending on January 29, 2011. The 53rd week in fiscal 2006 caused a one-week shift in our 2007 fiscal calendar, referred to below as the "Retail Calendar Shift," resulting in the end of our quarters during fiscal 2007 being shifted later by one week relative to the corresponding quarter-ended dates in fiscal 2006. Seasonal influences near these quarter-end dates may cause year-over-year comparisons to be impacted by the Retail Calendar Shift. Our reported comparable store results for fiscal 2007, both in this Form 10-K and in our other public disclosures, have been adjusted for the shift.

We consider a store comparable after it has been open for 15 full months. If a store is closed during a period, it is included in the computation of comparable store sales for that fiscal month, quarter and year-to-date period, only for the days in which the store was operating as compared to the full month in the comparable period. At the end of fiscal 2009, 656 of the 680 Hot Topic stores were included in the comparable store base, compared to 665 of the 681 stores open at the end of fiscal 2008. At the end of fiscal 2009, 152 of the 156 Torrid stores were included in the comparable store base, compared to 136 of the 159 stores open at the end of fiscal 2008.

We use a number of key indicators of financial condition and operating performance to evaluate the performance of our business, including the following:

	Fiscal Year		
	2009	2008	2007
Net sales (in millions)	$ 736.7	$ 761.1	$ 728.1
Total store count at end of period	836	840	841
Comparable store sales count at end of period	808	801	777
Net sales growth	(3.2)%	4.5%	(3.1)%
Comparable store sales growth	(5.1)%	1.0%	(4.4)%
Net store sales per average square foot	$ 422	$ 444	$ 441
Gross margin (in millions)	$ 256.3	$ 273.3	$ 251.4
Income from operations (in millions)	$ 19.2	$ 30.8	$ 24.3
Diluted earnings per share	$ 0.27	$ 0.45	$ 0.36
Stores square footage (in thousands)	1,585.5	1,593.3	1,587.6

We have repurchased our common stock from time to time in the open market when we feel market conditions make repurchases attractive. We completed share repurchase plans announced in each of fiscal 2004, 2005 and 2007. We repurchased 4,000,000, 1,435,000 and 870,470 shares of our common stock during these three years, respectively. We did not repurchase any shares of our common stock during fiscal 2009 or 2008.

Our ability to achieve business objectives in fiscal 2010 and beyond will be dependent on many factors, known and unknown, including those outlined in the sections entitled "Cautionary Statement Regarding Forward Looking Disclosure" and "Risk Factors."

RESULTS OF OPERATIONS

The following table shows, for the periods indicated, certain selected statement of operations data expressed as a percentage of net sales and certain store data:

	Fiscal Year		
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, including buying, distribution & occupancy costs	65.2%	64.1%	65.5%
Gross margin	34.8%	35.9%	34.5%
Selling, general and administrative expenses	32.2%	31.9%	31.2%
Income from operations	2.6%	4.0%	3.3%
Interest and other income, net	0.1%	0.3%	0.3%
Income before income tax	2.7%	4.3%	3.6%
Provision for income taxes	1.1%	1.7%	1.4%
Net income	1.6%	2.6%	2.2%

Fiscal 2009 Compared to Fiscal 2008

Net sales decreased approximately $24.4 million, or 3.2%, to $736.7 million in fiscal 2009 from $761.1 million in fiscal 2008. The components of this $24.4 million decrease in net sales are as follows:

Amount (millions)	Description
$(30.5)	Decrease in comparable net sales from Hot Topic stores in fiscal 2009 compared to fiscal 2008.
(6.1)	Decrease in net sales due to the closure of 3 Hot Topic stores and 4 Torrid stores during fiscal 2009.
(3.6)	Decrease in comparable net sales from Torrid stores in fiscal 2009 compared to fiscal 2008.
1.1	Increase in net sales from 2 new Hot Topic stores opened in fiscal 2009 and from 6 Hot Topic stores not yet qualifying as comparable stores.
3.2	Increase in net sales from 1 new Torrid stores opened in fiscal 2009 and from 3 Torrid stores not yet qualifying as comparable stores.
11.5	Increase in Internet sales.
$(24.4)	**Total**

In both fiscal 2009 and 2008, Hot Topic and Torrid each had annual average store volumes, excluding Internet sales, of $0.8 million. Hot Topic sales of apparel category merchandise, as a percentage of total net sales, was 53% in fiscal 2009 compared to 55% in fiscal 2008. Torrid sales of apparel category merchandise, as a percentage of total net sales, was 76% in fiscal 2009 compared to 78% in fiscal 2008.

Gross margin decreased approximately $17.0 million to $256.3 million in fiscal 2009 from $273.3 million in fiscal 2008. As a percentage of net sales, gross margin decreased to 34.8% in fiscal 2009 from 35.9% in fiscal 2008. The components of this 1.1 percentage point decrease in gross margin as a percentage of net sales are as follows:

%	Description
(0.9)	Decrease in merchandise margin as a result of higher markdowns, partially offset by higher realized markup.
(0.2)	Increase in store depreciation related to higher expenses for computer hardware and software and due to deleveraging on lower store sales.
(0.1)	Increase in buying payroll, primarily due to deleveraging on lower store sales.
0.1	Decrease in distribution expenses, primarily due to lower freight and distribution center depreciation, partially offset by deleveraging on lower store sales.
(1.1)%	**Total**

Selling, general and administrative expenses decreased approximately $5.5 million to $237.0 million in fiscal 2009 from $242.5 million in fiscal 2008. As a percentage of net sales, selling, general and administrative expenses were 32.2% in fiscal 2009 compared to 31.9% in fiscal 2008. The components of this 0.3 percentage point increase in selling, general and administrative expenses as a percentage of net sales are as follows:

%	Description
0.5	Deleveraging on store payroll due to lower store sales and higher store payroll and related costs, partially offset by lower store performance based bonuses.
0.2	Increase in other store expenses, primarily due to an increase in store repair and maintenance expenses and higher processing fees for sales transactions, partially offset by lower telecommunications costs.
(0.1)	Decrease in preopening costs as a result of fewer new stores and expenses related to launching our online music site in 2008.
(0.1)	Decrease in marketing expenses, primarily due to reduced spending on marketing sponsorships.
(0.2)	Decrease in general and administrative payroll, due to performance based bonuses, partially offset by higher payroll and related costs.
0.3%	**Total**

Income from operations decreased to $19.2 million in fiscal 2009 from $30.8 million in fiscal 2008. As a percentage of net sales, income from operations was 2.6% in fiscal 2009 compared to 4.0% in fiscal 2008. Operating income on an average store basis was approximately $23,000 in fiscal 2009 compared to $37,000 in fiscal 2008. Net income included net losses from our ShockHound concept of $3.1 million ($0.07 per share) in fiscal 2009 compared to $2.3 million ($0.05 per share) in fiscal 2008.

As a result of lower interest rate yields, interest income, net of interest expense, and other income as a percentage of sales was 0.1% in fiscal 2009 compared to 0.3% in 2008.

Our effective tax rate was 39.9% and 39.2% in fiscal 2009 and 2008, respectively. The increase was primarily due to a decrease in non-taxable income arising from lower interest rate yields, and an increase in the liability associated with unrecognized tax benefits, partially offset by non-taxable income from deferred compensation investment gains and lower effective state income tax rates.

Fiscal 2008 Compared to Fiscal 2007

Net sales increased approximately $33.0 million, or 4.5%, to $761.1 million in fiscal 2008 from $728.1 million in fiscal 2007. The components of this $33.0 million increase in net sales are as follows:

Amount (millions)	Description
$15.5	Increase in net sales from new Torrid stores opened since the fourth quarter of the prior year and Torrid stores not yet qualifying as comparable stores.
13.4	Increase in Internet sales.
9.3	Increase in comparable net sales from Hot Topic stores in fiscal 2008 compared to the previous fiscal year.
5.8	Increase in net sales from new Hot Topic stores opened since the fourth quarter of the prior year and Hot Topic stores not yet qualifying as comparable stores.
1.3	Increase in net sales during fiscal 2008 from 14 expanded or relocated Hot Topic stores, not yet qualifying as comparable stores.
(2.7)	Decrease in comparable net sales from Torrid stores in fiscal 2008 compared to the previous fiscal year.
(9.6)	Decrease in net sales due to the closure of 13 Hot Topic stores and 3 Torrid stores during fiscal 2008.
$33.0	**Total**

In fiscal 2008, Hot Topic and Torrid each had annual average store volumes, excluding Internet sales, of $0.8 million, compared to $0.8 million and $0.9 million for Hot Topic and Torrid, respectively, in fiscal 2007. Hot Topic division sales of apparel category merchandise, as a percentage of total net sales, was 55% in fiscal 2008 compared to 57% in fiscal 2007. Torrid division sales of apparel category merchandise, as a percentage of total net sales, was 78% in fiscal 2008 compared to 79% in fiscal 2007.

Gross margin increased approximately $21.9 million to $273.3 million in fiscal 2008 from $251.4 million in fiscal 2007. As a percentage of net sales, gross margin increased to 35.9% in fiscal 2008 from 34.5% in fiscal 2007. The components of this 1.4 percentage point increase in gross margin as a percentage of net sales are as follows:

%	Description
0.5	Increase in merchandise margin as a result of higher realized initial markups and shrink, partially offset by higher markdowns.
0.3	Decrease in distribution expenses primarily due to productivity improvements, lower usage of outside personnel and lower depreciation.
0.4	Decrease in store depreciation primarily due to lower accelerated depreciation expense of leasehold improvements as a result of fewer relocations and remodels prior to lease terminations.
0.2	Decrease in store occupancy expense, primarily due to renegotiated rents.
1.4%	**Total**

Selling, general and administrative expenses increased approximately $15.4 million to $242.5 million in fiscal 2008 from $227.1 million in fiscal 2007. As a percentage of net sales, selling, general and administrative expenses were 31.9% in fiscal 2008 compared to 31.2% in fiscal 2007. The total dollar increase in selling, general and administrative expenses was primarily attributable to an increase in the performance-based bonus for fiscal 2008, partially offset by a decrease in other store expenses. The components of this 0.7 percentage point increase in selling, general and administrative expenses as a percentage of net sales are as follows:

%	Description
1.1	Increase in general and administrative expense primarily due to performance based bonuses and payroll costs.
0.3	Increase in marketing expenses primarily due to marketing efforts for our websites and music related sponsorships.
(0.1)	Decrease in depreciation primarily due to certain assets fully depreciating in fiscal 2008.
(0.1)	Decrease in store payroll primarily due to the leverage on higher sales, partially offset by higher store performance based bonuses.
(0.1)	Decrease in impairment and loss on disposal of fixed assets.
(0.4)	Decrease in other store expenses primarily due to savings related to reduced telecommunication costs.
0.7%	**Total**

Income from operations increased to $30.8 million in fiscal 2008 from $24.3 million in fiscal 2007. As a percentage of net sales, income from operations was 4.0% in fiscal 2008 compared to 3.3% in fiscal 2007. Operating income on an average store basis was approximately $37,000 in fiscal 2008 compared to $29,000 in fiscal 2007. Net income included net losses from our ShockHound concept of $2.3 million in fiscal 2008. ShockHound did not impact our net income in fiscal 2007.

Interest income, net of interest expense, and other income as a percentage of sales remained the same at 0.3% in both fiscal 2008 and fiscal 2007.

Our effective tax rate was 39.2% and 39.0% in fiscal 2008 and 2007, respectively. The increase was primarily due to a decrease in non-taxable income arising from lower interest rate yields, an increase in non-deductible expense arising from deferred compensation investment losses and an increase in the liability associated with unrecognized tax benefits. The increase was partially offset by the benefit obtained from federal and state tax research and development credits.

Quarterly Results and Seasonality

Our quarterly results of operations may fluctuate materially depending on, among other things, the timing of store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, releases of new music and music/pop culture-related products, shifts in timing of certain holidays, changes in our merchandise mix and overall economic and political conditions.

Our business, particularly at Hot Topic, is also subject to seasonal influences, with heavier concentrations of sales during the back-to-school, Halloween and holiday (defined as the week of Thanksgiving through the first few days of January) seasons, and other periods when schools are not in session. The holiday season remains our single most important selling season. We believe, however, that the importance of the summer vacation and back-to-school seasons (which affect operating results in the second and third quarters, respectively) and to a lesser extent, the spring break season (which affects operating results in the first quarter) as well as Halloween (which affects operating results in the third quarter), all reduce our dependence on the holiday season. Furthermore, summer vacation, back-to-school and spring break take place at somewhat different times in different parts of the country, spreading the impact of these events on our sales over a longer period. As is the case with many retailers of apparel, accessories and related merchandise, we typically experience lower net sales in the first and second fiscal quarters relative to other quarters. In addition, seasonal influences near quarter-end dates may cause year-over-year comparisons to be impacted by the Retail Calendar Shift.

The following table shows certain statements of operations and selected operating data for each of our last eight fiscal quarters (13-week periods). The quarterly statements of operations data and selected operating data shown below were derived from our unaudited financial statements, which in the opinion of management contain all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Results in any quarter are not necessarily indicative of results that may be achieved for a full year.

	Fiscal Year 2009				Fiscal Year 2008			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except selected operating and per share data)							
Statements of Operations Data:								
Net sales	$175,125	$157,793	$189,568	$214,224	$158,978	$166,814	$197,309	$237,973
Gross margin	60,130	49,658	69,894	76,575	51,625	55,568	74,181	91,931
Income (loss) from operations	1,852	(5,426)	9,634	13,187	(2,688)	(1,154)	11,759	22,904
Net income (loss)	$ 1,225	$ (3,177)	$ 5,849	$ 7,983	$ (1,406)	$ (450)	$ 7,438	$ 14,160
Earnings (loss) per share:								
Basic	$ 0.03	$ (0.07)	$ 0.13	$ 0.18	$ (0.03)	$ (0.01)	$ 0.17	$ 0.32
Diluted	$ 0.03	$ (0.07)	$ 0.13	$ 0.18	$ (0.03)	$ (0.01)	$ 0.17	$ 0.32
Weighted average shares outstanding:								
Basic	44,000	44,064	44,143	44,331	43,717	43,756	43,810	43,873
Diluted	44,679	44,064	44,497	44,395	43,717	43,756	43,972	44,209
Selected Operating Data:								
Comparable store sales	7.1%	(7.7)%	(5.0)%	(11.5)%	(2.8)%	(0.9)%	1.0%	5.2%
Stores open at end of period	837	835	836	836	840	842	841	840

LIQUIDITY AND CAPITAL RESOURCES

During the last three fiscal years, our primary uses of cash have been to purchase merchandise inventories, improve our information technology infrastructure and finance store remodels, relocations and to a lesser extent new store openings. In the past we have also made periodic repurchases of our common stock. We have satisfied our cash requirements principally from cash flows from operations. We also maintain a $5.0 million unsecured credit agreement for issuing letters of credit for inventory purchases that is set to expire on September 1, 2010. We expect to renew the agreement under similar terms prior to its expiration. There were letters of credit for $111,000 and $446,000 outstanding at January 30, 2010 and January 31, 2009, respectively. Cash, cash equivalents and short- and long-term investments held by us were $131.3 million and $105.9 million as of January 30, 2010 and January 31, 2009, respectively. We believe our current cash balances and cash generated from operations will be sufficient to fund our operations through at least the next 12 months.

Cash and cash equivalents are held primarily in diversified money market funds. Our short-term investments were $5.3 million at January 30, 2010, consist primarily of highly rated municipal bonds, have maturities that are less than six months and are accounted for as available for sale. At January 30, 2010, our long-term investments consisted of certificates of deposit and AAA/Aaa/A3-rated auction rate securities. The certificates of deposit are guaranteed by the Federal Deposit Insurance Corporation and have maturities of less than 2 years. As of January 30, 2010, the fair value of our certificates of deposit was $5.0 million. We did not have any certificates of deposit as of January 31, 2009.

Our auction rate securities are accounted for as available for sale, are backed by pools of student loans guaranteed by the U.S. Department of Education, are debt instruments with maturities that range from 24 to 31 years and have interest rates that are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. This same auction process is designed to provide a means by which these securities can be sold and historically has provided a liquid market for them. There continues to be uncertainty in the global credit and capital markets, which has resulted in the failure of auctions representing the auction rate securities we hold as the amount of securities submitted for sale in those auctions exceed the amount of bids. While we have continued to earn and receive interest on our auction rate securities through the date of this report, we concluded that their estimated fair value no longer approximates par value. Due to the lack of availability of observable market quotes on our auction rate securities, the fair market value of these securities has been determined based on a valuation model using current assumptions.

As of January 30, 2010 and January 31, 2009, the fair value of our auction rate securities was $3.2 million and $8.4 million, respectively. The $5.2 million decrease represents a $6.2 million repurchase of certain of our auction rate securities at par by the broker through whom we originally purchased them, and a $0.3 million redemption of certain auction rate securities at par. The decrease is offset by the recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million. The fair value of our remaining auction rate securities as of January 30, 2010, reflects a cumulative decline of $0.7 million from the original par value. This cumulative $0.7 million decline ($0.4 million net of tax) is deemed temporary as we do not have the intent to sell these securities and it is not more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis. If uncertainties in the credit and capital markets continue, we may incur additional losses, some of which may be other-than-temporary, which could negatively affect our financial condition or results of operations. In addition, in the event that we decide to sell these securities and it becomes more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis, we may be required to recognize impairment charges against income.

For the fiscal year ended January 30, 2010, we have recorded an unrealized gain of $1.3 million ($0.8 million net of tax) for our auction rate securities in accumulated other comprehensive income, or OCI, reflected in the shareholders' equity section of the consolidated balance sheet. This $1.3 million unrealized gain represents a recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million.

While the auction failures will limit our ability to liquidate these investments for some period of time, we do not believe the auction failures will impact our ability to fund our working capital needs, capital expenditures or other business requirements.

Working capital was $158.5 million and $125.6 million for fiscal 2009 and 2008, respectively. The increase in working capital from fiscal 2008 to 2009 is primarily attributable to higher levels of cash and cash equivalents, lower accrued liabilities and income tax payable, partially offset by lower inventory and short-term investments at the end of fiscal 2009 compared to fiscal 2008.

Net cash flows provided by operating activities were $46.0 million and $77.0 million in fiscal 2009 and 2008, respectively. The $31.0 million decrease in cash flows from operating activities in fiscal 2009 as compared to fiscal 2008 was primarily attributable to decreases in income tax payable, accrued liabilities and net income along with an increase in deposits and other assets. The decrease in cash flows from operating activities was partially offset by an increase in deferred taxes and a decrease in inventory.

Net cash flows used in investing activities were $20.6 million and $4.3 million in fiscal 2009 and 2008, respectively. The $16.3 million increase in net cash used in investing activities in fiscal 2009 as compared to fiscal 2008 was attributable to a $15.2 million decrease in proceeds from the sale of short- and long-term investments, net of purchases and a $1.1 million increase in purchases of property and equipment.

Net cash flows provided by financing activities were $2.2 million and $1.1 million in fiscal 2009 and 2008, respectively. The $1.1 million increase in fiscal 2009 compared to fiscal 2008 was principally as a result of a $0.9 million increase in the proceeds from the exercise of stock options and employee stock purchases and a $0.2 million increase in excess tax benefit from stock-based compensation.

We anticipate we will spend approximately $30 to $32 million on capital expenditures in fiscal 2010. Of the $30 to $32 million, we plan to spend approximately $17 to $19 million for store construction and other improvements to existing stores, including the remodel or relocation of approximately 30 existing Hot Topic stores. We plan to spend the remaining capital expenditures on various improvements in our information technology infrastructure, including technological improvements at the store level, the purchase of new computer hardware and software and the further development and improvement of our Internet sites.

During fiscal 2009, our average gross capital expenditures for new and remodeled Hot Topic and Torrid stores, including leasehold improvements and furniture and fixtures, totaled approximately $215,000 and $353,000, respectively. Hot Topic stores were an average of 1,758 square feet compared to Torrid stores, which averaged 2,494 square feet. The average initial gross inventory for the new Hot Topic stores opened in 2009 was approximately $105,000 compared to $51,000 for new Torrid stores. Initial inventory requirements vary at new stores depending on the season and current merchandise trends. The average pre-opening costs for a new Hot Topic and a new Torrid store were approximately $19,000 and $27,000, respectively.

In August 2007, our board of directors approved the repurchase of up to $40.0 million of our outstanding common stock. During fiscal 2007, we repurchased 870,470 shares for approximately $7.2 million, which represents an average price of $8.23 per share. This share repurchase program expired at the end of fiscal 2007.

The following table summarizes our contractual obligations as of January 30, 2010, and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods:

	Payments due by period (in thousands)				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations					
Operating leases[1]	$289,059	$ 58,490	$101,934	$72,477	$56,158
Purchase obligations	79,154	79,154	—	—	—
Letters of credit and other obligations	9,771	4,036	4,235	1,500	—
Income tax audit settlements[2]	354	354	—	—	—
Total contractual obligations	$378,338	$142,034	$106,169	$73,977	$56,158

(1) See Note 7 to our consolidated financial statements for additional disclosure related to operating lease obligations.

(2) The $0.4 million of income tax audit settlements relate to certain open audits we expect to be fully settled in fiscal 2010 and to gross unrecognized tax benefits for which the statutes of limitations are expected to expire in fiscal 2010. Due to the uncertainty regarding the timing of future cash outflows associated with other noncurrent unrecognized tax benefits of $1.8 million, we are unable to make a reliable estimate of the periods of cash settlement with the respective tax authorities and have not included such amount in the contractual obligations table above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate estimates, including those related primarily to inventories, long-lived assets and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For a further discussion about the application of these and other accounting policies, refer to Note 1 to our consolidated financial statements elsewhere in this report.

Inventories: Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. Under the retail method, inventory is stated at its current retail selling value and then is converted to a cost basis by applying an average cost factor that represents the average cost-to-retail ratio based on beginning inventory and the purchase activity for the month. Throughout the year, we review our inventory levels in order to identify slow-moving merchandise and use permanent markdowns to sell through selected merchandise. We record a charge to cost of goods sold for permanent markdowns. Inherent in the retail method are certain significant management judgments and estimates including initial merchandise markup, future sales, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost and the resulting gross margins. To the extent our estimated markdowns at period-end prove to be insufficient, additional future markdowns will need to be recorded. Physical inventories are conducted during the year to determine actual inventory on hand and shrinkage. We accrue our estimated inventory shrinkage for the period between the last physical count and current balance sheet date. Thus, the difference between actual and estimated shrink amounts may cause fluctuations in quarterly results, but not for the full fiscal year results.

Valuation of Long-Lived Assets: We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Factors we consider important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors, impairment is measured based on a projected discounted cash flow method using a discount rate determined by management. These cash flows are calculated by netting future estimated store sales against associated merchandise costs and store-related expenses such as payroll and occupancy. The estimated store sales, net of the aforementioned costs and expenses, used for this nonrecurring fair value measurement is considered a Level 3 input and discussed in more detail in our consolidated financial statements elsewhere in this report. In the event future store performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe recently opened stores will provide sufficient cash flow, material changes in results could result in future impairment charges.

Revenue Recognition: Revenue is recognized at our retail store locations at the point at which the customer receives and pays for the merchandise at the register. For online sales, revenue is recognized upon delivery to the customer. Sales are recognized net of merchandise returns, which are reserved for based on historical experience. Revenue from gift cards, gift certificates and store merchandise credits is recognized at the time of redemption. Shipping and handling revenues from our websites are included as a component of net sales. For the years ended January 30, 2010, January 31, 2009 and February 2, 2008, net merchandise returns were $24.0 million, $23.7 million and $22.6 million, respectively.

We recognize estimated gift card breakage as a component of net sales in proportion to actual gift card redemptions over the period that remaining gift card values are redeemed. Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which liability was recorded in prior periods. While customer redemption patterns result in estimated gift card breakage, which approximates 5 to 6%, changes in our customers' behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales.

Vendor Allowances: We receive certain allowances from our vendors primarily related to damaged merchandise, markdowns and pricing. Allowances received from vendors related to damaged merchandise and pricing are reflected as a reduction of inventory in the period they are received and allocated to cost of sales during the period in which the items are sold. Markdown allowances received from vendors are reflected as reductions to cost of sales in the period they are received as these allowances are received after goods have been sold or marked down. For the years ended January 30, 2010, January 31, 2009 and February 2, 2008, we received vendor allowances of $8.3 million, $8.4 million and $9.5 million, respectively, of which $8.2 million, $8.2 million and $9.3 million, respectively, were accounted for as a reduction of cost of goods sold. Most of the vendor allowances that we receive are based on on-going agreements and negotiations with vendors. We receive vendor allowances from substantially all of our vendors.

Stock-Based Payments: We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized over the requisite service periods of the awards. This option-pricing model requires the input of highly subjective assumptions, including the option's expected life, price volatility of the underlying stock, risk free interest rate and expected dividend rate. As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

Self-Insurance: We are self-insured for certain losses related to medical and workers compensation claims although we maintain stop loss coverage with third party insurers to limit our total liability exposure. The estimate of our self-insurance liability involves uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include historical claim experience and valuations provided by independent third party actuaries. As claims develop, the actual ultimate losses may differ from actuarial estimates. Therefore, an analysis is performed quarterly to determine if modifications to the accrual are required.

Rent Expense: Rent expense under our operating leases typically provides for fixed non-contingent rent escalations. We recognize rent expense on a straight-line basis over the non-cancelable term of each lease, commencing when we take possession of the property. Construction allowances are recorded as a deferred rent liability, which we amortize as a reduction of rent expense over the non-cancelable term of each lease.

Income Taxes: We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion or the entire asset will not be realized.

We prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We include interest and penalties related to uncertain tax positions in income tax expense.

INFLATION

We do not believe that inflation has had a material adverse effect on our net sales or results of operations in the past. However, we cannot assure that our business will not be affected by inflation in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not a party to any derivative financial instruments. Our exposure to market risk primarily relates to changes in interest rates on our investments with maturities of less than three months (which are considered to be cash and cash equivalents) and short- and long-term investments with maturities in excess of three months. A 100 basis point change in interest rates over a three month period would not have a material impact on the fair value of our investment portfolio as of January 30, 2010.

We hold long-term investments in AAA/Aaa/A3-rated auction rate securities. These auction rate securities are accounted for as available for sale, are backed by pools of student loans guaranteed by the U.S. Department of Education, are debt instruments with maturities that range from 24 to 31 years and have interest rates that are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. This same auction process is designed to provide a means by which these securities can be sold and historically has provided a liquid market for them. There continues to be uncertainty in the global credit and capital markets, which has resulted in the failure of auctions representing the auction rate securities we hold as the amount of securities submitted for sale in those auctions exceed the amount of bids. While we have continued to earn and receive interest on our auction rate securities through the date of this report, we concluded that their estimated fair value no longer approximates par value. Due to the lack of availability of observable market quotes on our auction rate securities, the fair market value of these securities has been determined based on a valuation model using current assumptions.

As of January 30, 2010 and January 31, 2009, the fair value of our auction rate securities was $3.2 million and $8.4 million, respectively. The $5.2 million decrease represents a $6.2 million repurchase of certain of our auction rate securities at par by the broker through whom we originally purchased them, and a $0.3 million redemption of certain auction rate securities at par. The decrease is offset by the recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million. The fair value of our remaining auction rate securities as of January 30, 2010, reflects a cumulative decline of $0.7 million from the original par value. This cumulative $0.7 million decline ($0.4 million net of tax) is deemed temporary as we do not have the intent to sell these securities and it is not more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis. If uncertainties in the credit and capital markets continue, we may incur additional losses, some of which may be other-than-temporary, which could negatively affect our financial condition or results of operations. In addition, in the event that we decide to sell these securities and it becomes more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis, we may be required to recognize impairment charges against income.

For the fiscal year ended January 30, 2010, we have recorded an unrealized gain of $1.3 million ($0.8 million net of tax) for our auction rate securities in accumulated other comprehensive income, or OCI, reflected in the shareholders' equity section of the consolidated balance sheet. This $1.3 million unrealized gain represents a recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million.

While the auction failures will limit our ability to liquidate these investments for some period of time, we do not believe the auction failures will impact our ability to fund our working capital needs, capital expenditures or other business requirements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and notes listed in Part IV, Item 15(a)(1) are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure.

We have carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of January 30, 2010. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are effective as of January 30, 2010.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of January 30, 2010. In making this assessment, we used the criteria set forth by COSO in Internal Control-Integrated Framework. Our management concluded that, as of January 30, 2010, our internal control over financial reporting was effective based on the criteria set forth by COSO in Internal Control-Integrated Framework.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hot Topic, Inc.

We have audited Hot Topic, Inc.'s internal control over financial reporting as of January 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hot Topic, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hot Topic, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Hot Topic, Inc., and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 30, 2010 of Hot Topic, Inc. and our report dated March 19, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
March 19, 2010

ITEM 9B. OTHER INFORMATION

On March 17, 2010, the Board, pursuant to the 2009 annual incentive bonus plan for our executive officers and based on the performance of our Torrid division during fiscal 2009, awarded a bonus to Christopher Daniel, our President, Torrid, in the amount of $215,156.

On March 17, 2010, at a regularly scheduled meeting, the Board granted stock options to our named executive officers as follows:

Named Executive Officer	Title	Stock Options (# of shares)
Elizabeth McLaughlin	Chief Executive Officer	150,000
Gerald Cook	Chief Operating Officer	100,000
Christopher Daniel	President, Torrid	75,000
James McGinty	Chief Financial Officer	75,000
John Kirkpatrick	Senior Vice President and Chief Music Officer	15,000

The stock options (i) were granted pursuant to our 2006 Equity Incentive Plan, as amended, (ii) terminate ten years after the date of grant, or earlier in the event the option holder's service to the company is terminated and (iii) have an exercise price per share of $6.37, the closing price of our common stock as reported on the Nasdaq Stock Market for March 17, 2010. Subject to the option holder's continuous service to the company, twenty-five percent of the shares of common stock subject to such stock options vests on the first anniversary of the date of grant and the remaining shares vest quarterly over the following three years.

On March 17, 2010, the Board established the 2010 annual incentive bonus plan for our executive officers. The 2010 plan includes bonus targets based upon the achievement of certain specified financial goals for the fiscal year. The performance targets under the 2010 plan range from a minimum (or threshold) level to a maximum level, with a target level in between. The financial performance targets attributable to particular executive officers are varied to align the officers' duties with the appropriate metrics that best reflect the officers' impact on the company and our performance. The targets for our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer are based on the company achieving certain levels of net income. The target for our President, Torrid is based on our Torrid division achieving certain levels of operating income. The target for our Senior Vice President and Chief Music Officer is based on our Hot Topic division achieving certain levels of operating income. The payouts under the 2010 plan at the target level for our named executive officers, as a percentage of their base salary, are as follows:

Named Executive Officer	Target Payout as Percentage of Base Salary
Elizabeth McLaughlin Chief Executive Officer and Director	100%
Gerald Cook Chief Operating Officer	75%
Christopher Daniel President, Torrid	75%
James McGinty Chief Financial Officer	50%
John Kirkpatrick Senior Vice President and Chief Music Officer	50%

On March 17, 2010, the Board established a two-year cash-based key performance bonus plan for certain of our named executive officers. The key performance plan includes bonus targets based upon the company achieving certain cumulative levels of net income in fiscal years 2010 and 2011. The performance targets under the key performance plan range from a target level to a maximum level. There is no payout if the target level is not achieved. The payouts under the key performance plan at the target level are as follows:

Named Executive Officer	Target Payout
Elizabeth McLaughlin Chief Executive Officer And Director	$1,060,000
Gerald Cook Chief Operating Officer	500,000
Christopher Daniels President, Torrid	425,000
James McGinty Chief Financial Officer	250,000

The fiscal 2010 base salaries for our named executive officers will remain unchanged from their fiscal 2009 base salaries.

On March 16, 2010, the Compensation Committee confirmed that the target goals for performance share awards granted in fiscal 2007 had not been met, and therefore all such awards terminated and are of no further force or effect.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See the section entitled "Executive Officers" in Part I, Item 1 hereof for information regarding our executive officers.

The information required by this item with respect to directors is incorporated by reference to the information appearing under the caption "Election of Directors," contained in our Definitive Proxy Statement which will be filed with the SEC within 120 days of January 30, 2010 pursuant to Regulation 14A in connection with the solicitation of proxies for our Annual Meeting of Shareholders to be held on June 8, 2010, or the Proxy Statement.

Certain other information required by this item is incorporated by reference to the information appearing under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

We have adopted Standards of Business Ethics that apply to all of our officers, directors and employees. The Standards of Business Ethics is available on our investor relations website at investorrelations.hottopic.com. If we make any substantive amendments to the Standards of Business Ethics or grant any waiver from a provision of the Standards of Business Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by Nasdaq listing standards or applicable law.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information appearing under the captions "Executive Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item is incorporated by reference to the information appearing under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information appearing under the captions "Election of Directors" and "Certain Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information appearing under the caption "Ratification of Selection of Independent Auditors" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Consolidated Financial Statements*

The following consolidated financial statements required by this item are submitted in a separate section beginning on page F-1 of this Annual Report on Form 10-K:

(a)(2) *Financial Statement Schedules*

Schedule II—Valuation and Qualifying Accounts

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission other than the one listed above are not required under the related instructions or are not applicable, and therefore, have been omitted.

For the Fiscal Years Ended January 30, 2010, January 31, 2009 and February 2, 2008

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-offs	Balance at End of Year
Fiscal 2009				
Allowance for sales returns	$393	$(30)	$—	$363
Fiscal 2008				
Allowance for sales returns	$399	$ (6)	$—	$393
Fiscal 2007				
Allowance for sales returns	$495	$(96)	$—	$399

(a)(3) *Index to Exhibits*—See Item 15(b) below.

(b) Exhibits

The exhibits listed under Item 15(b) hereof are filed with, and incorporated by reference into, this Annual Report on Form 10-K. Management contracts or compensatory plans or arrangements required to be filed pursuant to Item 15(b) are so identified therein.

Exhibit Number	Description of Document
3.1	Amended and Restated Articles of Incorporation. (*Filed as an exhibit to Registrant's Registration Statement on Form SB-2 (333-5054-LA) and incorporated herein by reference.*)
3.2	Certificate of Amendment of Amended and Restated Articles of Incorporation. (*Filed as Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the year ended January 29, 2005 and incorporated herein by reference.*)
3.3	Amended and Restated Bylaws, as amended. (*Filed as Exhibit 3.3 to Registrant's Annual Report on Form 10-K for the year ended January 29, 2005 and incorporated herein by reference.*)
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.
4.2	Specimen stock certificate. (*Filed as an exhibit to Registrant's Registration Statement on Form SB-2 (333-5054-LA) and incorporated herein by reference.*)
10.1a	Form of Indemnity Agreement entered into between Registrant and its directors and officers. (*Filed as an exhibit to Registrant's Registration Statement on Form SB-2 (333-5054-LA) and incorporated herein by reference.*)
10.2a	2006 Equity Incentive Plan (the "2006 Plan"), as amended. (*Filed as Exhibit 10.2a to Registrant's Annual Report on Form 10-K for the year ended February 3, 2007 and incorporated herein by reference.*)
10.3a	Form of Nonstatutory Stock Option Agreement of Registrant pursuant to the 2006 Plan. (*Filed as Exhibit 99.3 to Registrant's Current Report on Form 8-K filed on June 15, 2006 and incorporated herein by reference.*)
10.4a	Form of Incentive Stock Option Agreement of Registrant pursuant to the 2006 Plan. (*Filed as Exhibit 99.2 to Registrant's Current Report on Form 8-K filed on June 15, 2006 and incorporated herein by reference.*)
10.5a	1996 Non-Employee Directors' Stock Option Plan, as amended. (*Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 13, 2008 and incorporated herein by reference.*)
10.6a	Employee Stock Purchase Plan, as amended. (*Filed as Exhibit 10.6a to Registrant's Annual Report on Form 10-K for the year ended February 3, 2007 and incorporated herein by reference.*)
10.7a	Hot Topic 401(k) Plan of Registrant, effective as of August 1, 1995, as amended. (*Filed as Exhibit 10.7a to Registrant's Annual Report on Form 10-K for the year ended January 29, 2005 and incorporated herein by reference.*)
10.8a	Form of Restricted Stock Bonus Agreement between the Registrant and each of its non-employee directors. (*Filed as Exhibit 10.13 to Registrant's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001 and incorporated herein by reference.*)
10.9a	Form of Performance Share Award Agreement and Program, under the 1996 Equity Incentive Plan. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 and incorporated herein by reference.)

Exhibit Number	Description of Document
10.10a	Hot Topic, Inc. Deferred Compensation Plan. (*Filed as Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on July 6, 2006 and incorporated herein by reference.*)
10.11a	Board Compensation Summary.
10.12a	Performance Share Award Agreement and Program, under the 2006 Plan. (*Filed as Exhibit 10.28a to Registrant's Annual Report on Form 10-K for the year ended February 3, 2007 and incorporated herein by reference.*)
10.13a	Amended and Restated Employment Letter Agreement dated November 24, 2008 between the Registrant and Gerald Cook. (*Filed as Exhibit 10.1a to Registrant's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008 and incorporated herein by reference.*)
10.14a	Amended and Restated Employment Letter Agreement dated November 24, 2008 between the Registrant and James McGinty. (*Filed as Exhibit 10.2a to Registrant's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008 and incorporated herein by reference.*)
10.15a	Amended and Restated Employment Letter Agreement dated November 24, 2008 between the Registrant and Christopher Daniel. (*Filed as Exhibit10.3a to Registrant's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008 and incorporated herein by reference.*)
10.16a	Amended and Restated Employment Letter Agreement dated December 23, 2008 between the Registrant and John Kirkpatrick.
10.17a	Form of Performance Share Award Cancellation Agreement. (*Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 18, 2008 and incorporated herein by reference.*)
10.18	Industrial Real Estate Lease (Multi-Tenant Facility), dated December 10, 1998, entered into between Registrant's wholly owned subsidiary, Hot Topic Administration, Inc. and Majestic Realty Co. and Patrician Associates, Inc. (*Filed as Exhibit 10.18 to Registrant's Annual Report on Form 10-K for the year ended January 30, 1999 and incorporated herein by reference.*)
10.19	Guaranty of Lease, dated December 10, 1998, entered into between the Registrant and Majestic Realty Co. and Patrician Associates, Inc. (*Filed as Exhibit 10.19 to Registrant's Annual Report on Form 10-K for the year ended January 30, 1999 and incorporated herein by reference.*)
10.20	First Amendment to Industrial Real Estate Lease, dated March 19, 2001, by and between Majestic—Fullerton Road, LLC, PFG Fullerton Limited Partnership, and Hot Topic Administration, Inc. (*Filed as Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended February 3, 2001 and incorporated herein by reference.*)
10.21	Third Amendment to Industrial Real Estate Lease, dated February 25, 2004, by and among Majestic-Fullerton Road, LLC, PFG Fullerton Limited Partnership, and Hot Topic Administration, Inc. (*Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended May 1, 2004 and incorporated herein by reference.*)
10.22	Centre Pointe Distribution Park Lease, dated June 1, 2004, by and among Crescent Resources, LLC and Hot Topic, Inc. (*Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 and incorporated herein by reference.*)
10.23	Purchase and sale agreement between the Registrant and Crescent Resources, LLC. (Filed as Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on June 20, 2005 and incorporated herein by reference.)
10.24	Union Bank of California Trust Agreement. (*Filed as Exhibit 99.2 to Registrant's Current Report on Form 8-K filed on July 6, 2006 and incorporated herein by reference.*)
21	Hot Topic, Inc. List of Subsidiaries.

Exhibit Number	Description of Document
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney is contained on the signature page.
31.1	Certification, dated March 19, 2010, of Registrant's Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification, dated March 19, 2010, of Registrant's Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications, dated March 19, 2010, of Registrant's Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

a Denotes management contract or compensatory plan or arrangement.

(c) *Financial Statement Schedules*

Reference is made to Item 15(a)(2).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOT TOPIC, INC.

By: /s/ ELIZABETH MCLAUGHLIN

Elizabeth McLaughlin
Chief Executive Officer and Director

March 19, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Elizabeth McLaughlin and James McGinty, or either of them, his attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ ELIZABETH MCLAUGHLIN **Elizabeth McLaughlin**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 19, 2010
/s/ JAMES MCGINTY **James McGinty**	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	March 19, 2010
/s/ BRUCE QUINNELL **Bruce Quinnell**	Chairman of the Board	March 19, 2010
/s/ EVELYN D'AN **Evelyn D'An**	Director	March 19, 2010
/s/ LISA M. HARPER **Lisa M. Harper**	Director	March 19, 2010
/s/ W. SCOTT HEDRICK **W. Scott Hedrick**	Director	March 19, 2010
/s/ ANDREW SCHUON **Andrew Schuon**	Director	March 19, 2010
/s/ THOMAS VELLIOS **Thomas Vellios**	Director	March 19, 2010

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hot Topic, Inc.

We have audited the accompanying consolidated balance sheets of Hot Topic, Inc. as of January 30, 2010 and January 31, 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 30, 2010. Our audit also included the financial statement schedule listed in the Index at Item 15 (a) (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hot Topic, Inc. at January 30, 2010 and January 31, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hot Topic, Inc.'s internal control over financial reporting as of January 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
March 19, 2010

Hot Topic, Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands, except share amounts)

	January 30, 2010	January 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$117,764	$ 90,135
Short-term investments	5,301	7,375
Inventory	76,483	79,923
Prepaid expenses and other	14,395	13,897
Deferred tax assets	6,192	6,365
Total current assets	220,135	197,695
Property and equipment, net	140,252	155,290
Deposits and other	3,304	1,607
Long-term investments	8,192	8,402
Deferred tax assets	4,511	7,577
Total assets	$376,394	$370,571
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 20,235	$ 19,457
Accrued liabilities	40,824	45,055
Income taxes payable	545	7,601
Total current liabilities	61,604	72,113
Deferred rent and other	32,376	36,909
Income taxes payable	2,380	1,850
Deferred compensation	2,987	1,273
Commitments and contingencies		
Shareholders' equity:		
Preferred shares, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 150,000,000 shares authorized; 44,339,711 and 43,949,726 shares issued and outstanding at January 30, 2010 and January 31, 2009, respectively	122,552	116,740
Retained earnings	154,905	143,025
Accumulated other comprehensive loss	(410)	(1,339)
Total shareholders' equity	277,047	258,426
Total liabilities and shareholders' equity	$376,394	$370,571

See accompanying Notes to Consolidated Financial Statements.

Hot Topic, Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except per share amounts)

	Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Net sales	$736,710	$761,074	$728,121
Cost of goods sold, including buying, distribution and occupancy costs	480,453	487,769	476,677
Gross margin	256,257	273,305	251,444
Selling, general and administrative expenses	237,010	242,483	227,147
Income from operations	19,247	30,822	24,297
Interest income, net	519	1,670	1,934
Income before income taxes	19,766	32,492	26,231
Provision for income taxes	7,886	12,750	10,219
Net income	$ 11,880	$ 19,742	$ 16,012
Earnings per share:			
Basic	$ 0.27	$ 0.45	$ 0.36
Diluted	$ 0.27	$ 0.45	$ 0.36
Shares used in computing earnings per share:			
Basic	44,134	43,789	44,005
Diluted	44,409	43,913	44,132

See accompanying Notes to Consolidated Financial Statements.

Hot Topic, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Shares		Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount			
Balance at February 4, 2007	44,230	$107,088	$113,536	$ (3)	$220,621
Exercise of stock options	271	1,293	—	—	1,293
Employee stock purchase plan	56	380	—	—	380
Restricted stock awards	12	155	—	—	155
Repurchase of common stock	(870)	(897)	(6,265)	—	(7,162)
Tax benefit from exercise of stock options, net	—	351	—	—	351
Stock-based compensation expense	—	3,503	—	—	3,503
Comprehensive income:					
Net income	—	—	16,012	—	16,012
Total comprehensive income					16,012
Balance at February 2, 2008	43,699	111,873	123,283	(3)	235,153
Exercise of stock options	166	440	—	—	440
Employee stock purchase plan	71	329	—	—	329
Restricted stock awards	14	155	—	—	155
Tax deficiency from exercise of stock options, net	—	(16)	—	—	(16)
Stock-based compensation expense	—	3,959	—	—	3,959
Comprehensive income:					
Net income	—	—	19,742	—	19,742
Unrealized loss on short- and long-term investments, net	—	—	—	(1,336)	(1,336)
Total comprehensive income					18,406
Balance at January 31, 2009	43,950	116,740	143,025	(1,339)	258,426
Exercise of stock options	301	1,319	—	—	1,319
Employee stock purchase plan	63	365	—	—	365
Restricted stock awards	26	155	—	—	155
Tax benefit from exercise of stock options, net	—	107	—	—	107
Stock-based compensation expense	—	3,866	—	—	3,866
Comprehensive income:					
Net income	—	—	11,880	—	11,880
Unrealized gain on short- and long-term investments, net	—	—	—	929	929
Total comprehensive income					12,809
Balance at January 30, 2010	44,340	$122,552	$154,905	$ (410)	$277,047

See accompanying Notes to Consolidated Financial Statements.

Hot Topic, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
OPERATING ACTIVITIES			
Net income	$ 11,880	$ 19,742	$ 16,012
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	38,317	38,328	41,583
Stock-based compensation	4,021	4,114	3,658
Loss on disposal of fixed assets	344	572	336
Impairment of long-lived assets	1,454	1,198	1,575
Deferred taxes	2,276	(2,941)	(3,459)
Gift card breakage	(1,071)	(1,152)	(1,151)
Changes in operating assets and liabilities:			
Inventory	3,441	382	(6,437)
Prepaid expenses and other current assets	(498)	801	(196)
Deposits and other assets	(1,697)	(239)	(780)
Accounts payable	778	1,289	2,306
Accrued liabilities	(2,003)	11,103	2,693
Deferred rent	(4,722)	(3,640)	(126)
Income taxes payable	(6,526)	7,447	(4,423)
Net cash provided by operating activities	45,994	77,004	51,591
INVESTING ACTIVITIES			
Purchases of property and equipment	(24,332)	(23,257)	(48,766)
Proceeds from sale of short- and long-term investments	13,810	26,672	156,164
Purchases of short- and long-term investments	(10,085)	(7,743)	(141,474)
Net cash used in investing activities	(20,607)	(4,328)	(34,076)
FINANCING ACTIVITIES			
Excess tax benefit from stock-based compensation	558	299	455
Proceeds from employee stock purchases and exercise of stock options	1,684	769	1,673
Repurchase of common stock	—	—	(7,162)
Net cash provided by (used in) financing activities	2,242	1,068	(5,034)
Increase in cash and cash equivalents	27,629	73,744	12,481
Cash and cash equivalents at beginning of year	90,135	16,391	3,910
Cash and cash equivalents at end of period	$117,764	$ 90,135	$ 16,391
SUPPLEMENTAL INFORMATION			
Cash paid during the period for interest	$ 12	$ 73	$ 96
Cash paid during the period for income taxes	$ 12,680	$ 7,759	$ 17,193
Capital lease obligation (non-cash financing activity)	$ 741	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

HOT TOPIC, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 30, 2010

NOTE 1. Organization and Summary of Significant Accounting Policies

Organization and Business Activities

We are a mall and web-based specialty retailer operating the Hot Topic and Torrid concepts, as well as the e-space music concept, ShockHound. At Hot Topic, our business strategy is built on the foundation of pop culture and its relevance to our target teen customer. Within pop culture, we believe music plays a primary and integral role in the minds, activities and preferences of our target customers. We sell a selection of music/pop culture-licensed and music/pop culture-influenced apparel, accessories, music and gift items for young men and women principally between the ages of 12 and 22. At Torrid, we sell apparel, lingerie, shoes and accessories designed for various lifestyles for plus-size females principally between the ages of 15 and 29. At ShockHound, our genre-spanning music website, people of all ages can purchase MP3s and music merchandise, share their music interests, read the latest music news and enjoy exclusive editorial content about their favorite artists. We were incorporated in California in 1988. We opened our first Hot Topic store in 1989 and our first Torrid store in 2001. We launched ShockHound during the third quarter of fiscal 2008. At the end of fiscal 2009 (the fiscal year ended January 30, 2010), we operated 680 Hot Topic stores throughout the United States and Puerto Rico, and 156 Torrid stores in 35 states. We sell merchandise on our websites www.hottopic.com and www.torrid.com, which reflect the Hot Topic and Torrid store concepts and sell merchandise similar to that sold in the respective stores. We sell music merchandise and MP3s on our website www.shockhound.com. We currently have one reportable segment given the similarities of the economic characteristics among the Hot Topic and Torrid concepts, and the very early stage of business operations of our ShockHound concept. Throughout this report, the terms “our”, “we” and “us” refer to Hot Topic, Inc. and its subsidiaries.

Principles of Consolidation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Hot Topic, Inc. and our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

Our fiscal year is on a 52- or 53-week basis and ends on the Saturday nearest to January 31. The fiscal years 2009, 2008 and 2007 were 52-week fiscal years. The fiscal year 2006 was a 53-week year, and our fiscal year 2010 is a 52-week year ending on January 29, 2011.

Use of Estimates

We are required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with generally accepted accounting principles. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Our most significant estimates relate to the valuation of inventory balances, the valuation of our auction rate securities, the determination of sales returns, the assessment of expected cash flows used in evaluating long-lived assets for impairment and the determination of gift card breakage. The estimation process required to prepare our consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Our actual results could differ materially from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of less than three months when purchased to be cash equivalents. We are potentially exposed to a concentration of credit risk when cash deposits in banks are in excess of federally insured limits.

Fair Value of Financial Instruments

We consider carrying amounts of cash and cash equivalents, receivables and accounts payable to approximate fair value because of the short maturity of these financial instruments.

Short- and Long-Term Investments

Our short-term investments consist of interest-bearing municipal bonds, have maturities that are less than six months and are accounted for as available for sale. At January 30, 2010, short-term investments consisted of municipal bonds of $5.3 million. At January 31, 2009, short-term investments consisted of municipal bonds of $7.3 million and certificates of deposit of $0.1 million. Short-term investments are recorded at fair market value, based on quoted prices of identical assets that are trading in active markets as of the end of the period for which the values are determined. (Refer to NOTE 5—Fair Value Measurements for discussion on how we determined the fair value of our short-term investments).

Our long-term investments comprise of AAA/Aaa/A3-rated auction rate securities. These auction rate securities are accounted for as available for sale, are backed by pools of student loans guaranteed by the U.S. Department of Education, are debt instruments with maturities that range from 24 to 31 years and have interest rates that are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. This same auction process is designed to provide a means by which these securities can be sold and historically has provided a liquid market for them. There continues to be uncertainty in the global credit and capital markets, which has resulted in the failure of auctions representing the auction rate securities we hold as the amount of securities submitted for sale in those auctions exceed the amount of bids. While we have continued to earn and receive interest on our auction rate securities through the date of this report, we concluded that their estimated fair value no longer approximates par value. Due to the lack of availability of observable market quotes on our auction rate securities, the fair market value of these securities has been determined based on a valuation model using current assumptions. (Refer to NOTE 5—Fair Value Measurements for discussion on how we determined the fair value of our auction rate securities).

As of January 30, 2010 and January 31, 2009, the fair value of our auction rate securities was $3.2 million and $8.4 million, respectively. The $5.2 million decrease represents a $6.2 million repurchase of certain of our auction rate securities at par by the broker through whom we originally purchased them, and a $0.3 million redemption of certain auction rate securities at par. The decrease is offset by the recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million. The fair value of our remaining auction rate securities as of January 30, 2010, reflects a cumulative decline of $0.7 million from the original par value. This cumulative $0.7 million decline ($0.4 million net of tax) is deemed temporary as we do not have the intent to sell these securities and it is not more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis. If uncertainties in the credit and capital markets continue, we may incur additional losses, some of which may be other-than-temporary, which could negatively affect our financial condition or results of operations. In addition, in the event that we decide to sell these securities and it becomes more likely than not that we will be required to sell the securities before the recovery of their amortized cost basis, we may be required to recognize impairment charges against income. We have classified all auction rate securities as non-current assets on our consolidated balance sheet, as we do not expect them to successfully auction and recover their full or par value within the next 12 months.

For the fiscal year ended January 30, 2010, we have recorded an unrealized gain of $1.3 million ($0.8 million net of tax) for our auction rate securities in accumulated other comprehensive income, or OCI, reflected in the shareholders' equity section of the consolidated balance sheet. This $1.3 million unrealized gain represents a recovery in fair value of $1.1 million which was previously temporarily impaired as well as an increase in fair value of the remaining auction rate securities of $0.2 million.

Accumulated other comprehensive income is comprised of unrealized gains and losses from short- and long-term investments, net of all related taxes, and are reflected in the Shareholders' Equity section of the Consolidated Balance Sheets.

Inventory

Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. Under the retail method, inventory is stated at its current retail selling value and then is converted to a cost basis by applying an average cost factor that represents the average cost-to-retail ratio based on beginning inventory and the purchase activity for the month. Throughout the year, we review our inventory levels in order to identify slow-moving merchandise and use permanent markdowns to sell through selected merchandise. We record a charge to cost of goods sold for permanent markdowns. Inherent in the retail method are certain significant management judgments and estimates including initial merchandise markup, future sales, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost and the resulting gross margins. To the extent our estimated markdowns at period-end prove to be insufficient, additional future markdowns will need to be recorded. Physical inventories are conducted during the year to determine actual inventory on hand and shrinkage. We accrue our estimated inventory shrinkage for the period between the last physical count and current balance sheet date. Thus, the difference between actual and estimated shrink amounts may cause fluctuations in quarterly results, but not for the full fiscal year results.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation, or in the case of capitalized leases, at the present value of future minimum lease payments. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. Application and development costs associated with internally developed software such as salaries of employees and payments made to third parties and consultants working on the software development are capitalized. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally three years. In fiscal 2009, 2008 and 2007, we amortized approximately $1.1 million, $0.8 million and $0.4 million, respectively. Additionally, as of January 30, 2010 and January 31, 2009, the net book value of capitalized internal use software totaled approximately $3.7 million and $2.9 million, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets (3 to 20 years).

Leasehold improvements are amortized using the straight-line method over the shorter of the respective initial lease terms or the 10 year estimated useful life of the assets.

We assess property and equipment for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable.

Self-Insurance

We are self-insured for certain losses related to medical and workers compensation claims although we maintain stop loss coverage with third party insurers to limit our total liability exposure. The estimate of our self-insurance liability involves uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include historical claim experience and valuations provided by independent third party actuaries. As claims develop, the actual ultimate losses may differ from actuarial estimates. Therefore, an analysis is performed quarterly to determine if modifications to the accrual are required.

Revenue Recognition

Revenue is recognized at our retail store locations at the point at which the customer receives and pays for the merchandise at the register. For online sales, revenue is recognized upon delivery to the customer. Sales are recognized net of merchandise returns, which are reserved for based on historical experience. For the years ended January 30, 2010, January 31, 2009 and February 2, 2008, net merchandise returns were $24.0 million, $23.7 million and $22.6 million, respectively. Revenue from gift cards, gift certificates and store merchandise credits is recognized at the time of redemption. Shipping and handling revenues from our websites are included as a component of net sales.

Cost of Goods Sold, Including Buying, Distribution and Occupancy Costs

Cost of goods sold, including buying, distribution and occupancy costs includes: merchandise costs; freight; inventory shrink; payroll expenses associated with the merchandising and distribution departments; distribution center expenses including rent, common area maintenance charges, real estate taxes, depreciation, utilities, supplies and maintenance; and store expenses including rents, common area maintenance charges, real estate taxes and depreciation.

Vendor Allowances

We receive certain allowances from our vendors primarily related to damaged merchandise, markdowns and pricing. Allowances received from vendors related to damaged merchandise and pricing are reflected as a reduction of inventory in the period they are received and allocated to cost of sales during the period in which the items are sold. Markdown allowances received from vendors are reflected as reductions to cost of sales in the period they are received as these allowances are generally received after goods have been sold or marked down. For the years ended January 30, 2010, January 31, 2009 and February 2, 2008, we received vendor allowances of $8.3 million, $8.4 million and $9.5 million, respectively, of which $8.2 million, $8.2 million and $9.3 million, respectively, were accounted for as a reduction of cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include: payroll expenses associated with stores; store operating expenses; store pre-opening costs; marketing expenses; and payroll and other expenses associated with headquarters and administrative functions.

Gift Cards

We recognize estimated gift card breakage as a component of net sales in proportion to actual gift card redemptions over the period that remaining gift card values are redeemed. Gift card breakage is recognized into income due to the non-redemption of a portion of gift cards sold by us for which liability was recorded in prior periods. While customer redemption patterns result in estimated gift card breakage, which approximates 5 to 6%, changes in our customers' behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales.

In fiscal 2009, 2008 and 2007, we recognized $1.1 million, $1.2 million and $1.2 million, respectively, as a component of sales in proportion to actual gift card redemptions over the period that remaining gift card values are redeemed.

Store Pre-Opening Costs

Costs incurred in connection with the opening of a new store are expensed as incurred.

Shipping and Handling Costs

We classify shipping and handling costs in costs of goods sold, including buying, distribution and occupancy costs in the accompanying statements of income.

Leases

Rent expense under non-cancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession, which is generally when we enter the space and begin construction build-out. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred rent liability. Construction allowances and other such lease incentives are recorded as deferred credits and are amortized on a straight-line basis as a reduction of rent expense.

Advertising Costs

Advertising costs are expensed the first time the event occurs or as incurred. Advertising expenses were $5.5 million, $7.6 million and $4.6 million for the years ended January 30, 2010, January 31, 2009 and February 2, 2008, respectively and advertising reimbursements from vendors for these years were immaterial. At January 30, 2010 and January 31, 2009, the amount of advertising costs reported as prepaid advertising was immaterial.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion or the entire asset will not be realized.

We prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We include interest and penalties related to uncertain tax positions in income tax expense.

Valuation of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Factors we consider important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors, impairment is measured based on a projected discounted cash flow method using a discount rate determined by management. These cash flows are calculated by netting future estimated store sales against associated merchandise costs and store-related expenses such as payroll and occupancy. The estimated store sales, net of the aforementioned costs and expenses, used for this nonrecurring fair value measurement is considered a Level 3 input and discussed in more detail in NOTE 5—Fair Value Measurements. In the event future store performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe recently opened stores will provide sufficient cash flow, material changes in results could result in future impairment charges.

In the event future store performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe recently opened stores will provide sufficient cash flow, material changes in results could result in future impairment charges. During the years ended January 30, 2010, January 31, 2009 and February 2, 2008, we recorded impairment charges of $0.9 million, $1.2 million and $1.6 million, respectively, which is included in selling, general and administrative expenses in our consolidated statements of income.

Stock-Based Compensation

We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized over the requisite service periods of the awards. This option-pricing model requires the input of highly subjective assumptions, including the option's expected life, price volatility of the underlying stock, risk free interest rate and expected dividend rate. As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

Earnings Per Share

Basic earnings or loss per share is computed by dividing net income or net loss, respectively, by the weighted average number of common shares outstanding for the period. Diluted earnings per share is applicable only in periods of net income and is computed by dividing net income by the weighted average number of common shares outstanding for the period and potentially dilutive common stock equivalents outstanding for the period. Periods of net loss require the diluted computation to be the same as the basic computation.

Comprehensive Income

Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to shareholders. Other comprehensive income refers to revenues, expenses, gains and losses that, under generally accepted accounting principles, are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Components of our comprehensive income include net income and gains/losses associated with our short- and long-term investments.

Comprehensive income for the years ended January 30, 2010, January 31, 2009, and February 2, 2008 is as follows (in thousands):

	Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Comprehensive Income			
Net income	$11,880	$19,742	$16,012
Unrealized gain (loss) on short- and long-terminvestments, net	929	(1,336)	—
Total comprehensive income	$12,809	$18,406	$16,012

During fiscal 2009, we recognized a $0.5 million tax expense for the $1.3 million unrealized gain on auction rate securities. The resulting $0.8 million net gain is recorded in other comprehensive income. Unrealized gain on short-term marketable securities during fiscal 2009 was $132,000 and the related tax expense on this activity was not material. During fiscal 2008, we recognized a $0.8 million tax benefit for the $2.0 million unrealized loss on auction rate securities resulting in a $1.2 million net loss. Unrealized loss on short-term marketable securities during fiscal 2008 was $127,000 and the related tax benefit on this activity was not material. There were no unrealized gains or losses during fiscal 2007.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued "Improving Disclosures About Fair Value Measurements" guidance that amends existing disclosure requirements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. Except for the separate level 3 disclosures, this guidance is effective for financial statements issued for interim or fiscal years beginning after December 15, 2009. This guidance is effective for financial statements issued for interim or fiscal years beginning after December 15, 2010 for the separate level 3 disclosures. Since this impacts disclosure requirements only, our adoption will not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued "Recognition and Presentation of Other-Than-Temporary Impairments" guidance which amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance was effective for financial statements issued for interim or fiscal years ending after June 15, 2009 and our adoption of it on August 2, 2009 did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued "Interim Disclosures about Fair Value of Financial Instruments" guidance which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements of those companies. It also requires these disclosures in summarized financial information at interim reporting periods. This guidance was effective for financial statements issued for interim or fiscal years ending after June 15, 2009 and our adoption of it on August 2, 2009 did not have any impact on our financial condition or results of operations.

In April 2009, the FASB issued "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" guidance which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This guidance was effective for financial statements issued for interim or fiscal years ending after June 15, 2009 and our adoption of it on August 2, 2009 did not have a material impact on our financial condition or results of operations.

NOTE 2. Stock-Based Compensation

Stock Plan Activity

Under our 1996 Equity Incentive Plan, or the 1996 Plan, we granted stock options, stock bonuses and other awards to our employees, directors and consultants as deemed appropriate by the Board of Directors, or the Board. On June 14, 2006, the 1996 Plan expired and was replaced with the 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan was approved by the Board on March 17, 2006 and by our shareholders on June 13, 2006. Upon expiration of the 1996 Plan, no shares had been granted to consultants and 732,456 shares out of an aggregate of 18,300,000 shares of common stock were authorized and available for grant.

The 2006 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation to our employees, consultants and directors as deemed appropriate by the Board. Both incentive and non-statutory stock options granted by us under the 2006 Plan must carry an exercise price of at least 100% of the fair market value of our common stock on the date of grant or 110% of the fair market value of our common stock on the date of grant for persons possessing 10% or more of the total combined voting power of all classes of stock. Options granted may be subject to different vesting terms as determined by the Board and the maximum term of options granted is 10 years. In addition, the maximum number of shares of common stock available for future issuance may not exceed the sum of (a) the 732,456 shares of common stock remaining available for issuance under the 1996 Plan as of June 13, 2006, (b) an additional 2,350,000 shares and (c) the number of shares subject to stock awards as of June 13, 2006 under the 1996 Plan pursuant to the terms of the 1996 Plan. As of January 30, 2010, 783,150 shares were available for future grants under the 2006 Plan. All awards to date under the 2006 Plan have been granted to our employees and none have been granted to consultants.

In March 2009, 2008 and 2007, we granted performance stock awards under the 2006 Plan to certain members of our management. None of these awards have vested and no shares have been issued pursuant to the grants. The 2009, 2008 and 2007 awards provide for the issuance of up to 430,000, 358,000 and 84,000 shares of our common stock, respectively, net of forfeitures, with vesting and issuance contingent upon achieving performance goals for fiscal 2011, 2010 and 2009, respectively, based upon our operating income for those fiscal years; and prior to vesting (or termination without vesting), the awards constitute an agreement by us to issue shares to the extent these performance goals are ultimately met. The market values of our common stock as of the 2009, 2008 and 2007 grant dates of these performance stock awards were $9.56, $4.75 and $11.31, respectively. Compensation expense for these awards is required to be recorded over the three-year terms of the awards, based on the market values as of the grant dates, with actual amounts expensed dependent upon the likelihood from period to period of vesting of these awards at the end of fiscal 2011, 2010 and 2009, respectively. As of January 30, 2010, it is our best estimate that none of the 2009 performance stock awards will be earned at the end of the three-year term. We have accounted for the change to our previous estimate of 25% achievement for the 2009 awards by applying the change retroactively and recognizing the cumulative effect, a $184,000 offset to compensation expense, in the fourth quarter of fiscal 2009. In aggregate, we have not recognized any compensation expense for these 2009 awards. As of January 30, 2010, it is our best estimate that none of the 2008 or 2007 performance stock awards will be earned at the end of the three-year term. In aggregate, we have not recognized any compensation expense for these 2008 and 2007 awards.

Under our 1996 Non-Employee Directors' Stock Option Plan, or the 1996 NEDSOP, we may grant and have granted stock options to non-employee directors. The exercise price of options granted under the 1996 NEDSOP shall be determined by the Board at the date of grant and shall be 100% of the fair market value of our common stock on the date of grant. Unless the Board determines otherwise, options vest over four years and generally expire ten years from the date of grant. The total share reserve under the 1996 NEDSOP is 720,000 shares, of which as of January 30, 2010, 21,226 shares were available for future grants. No options under the 1996 NEDSOP have been granted to consultants.

In June 2009, 2008 and 2007, we granted non-employee directors an aggregate of 20,559, 25,748 and 13,826 shares of restricted common stock, respectively, under the 2006 Plan. Restricted shares generally vest in one installment in the year subsequent to the grant year. All awarded common shares remain restricted (i.e., not transferable by the holders) until such time as the recipient is no longer a member of our Board. The value of these grants is expensed over the vesting period. During fiscal 2009, $155,000, of which $52,000 relates to the fiscal 2008 grant, was expensed. During fiscal 2008 and 2007, non-employee directors were granted 25,748 and 13,826 shares of restricted stock, respectively, and during each year, $155,000, of which $52,000 related to fiscal 2007 and 2006 grants, respectively, were expensed.

The following table summarizes stock options outstanding under all of our plans as of January 30, 2010:

	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	6,280,963	$12.67
Granted	1,226,106	$ 9.21
Exercised	(300,878)	$ 4.38
Forfeited or expired	(516,695)	$13.33
Outstanding at end of year	6,689,496	$12.36
Exercisable at end of year	4,581,489	$14.18

The following table summarizes information about stock options outstanding and exercisable as of January 30, 2010:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Options	Weighted-Average Exercise Price	Weighted-Average Contractual Life (Years)	Options	Weighted-Average Exercise Price	Weighted-Average Contractual Life (Years)
$3.73 – $7.55	1,432,790	$ 5.58	7.32	622,154	$ 5.49	
$7.73 – $10.64	1,344,003	$ 9.85	6.75	399,440	$10.53	
$10.71 – $13.90	1,647,138	$12.22	6.57	1,295,893	$12.40	
$14.01 – $17.50	1,343,640	$15.56	2.85	1,342,077	$15.56	
$17.80 – $25.51	921,925	$22.12	4.79	921,925	$22.12	
$3.73 – $25.51	6,689,496	$12.36	5.77	4,581,489	$14.18	4.49

The aggregate intrinsic values of stock options outstanding and exercisable as of January 30, 2010 were $0.8 million and $0.4 million, respectively. The aggregate intrinsic values of stock options outstanding and exercisable as of January 31, 2009 were $6.0 million and $1.5 million, respectively.

The total fair value of shares vested during the years ended January 30, 2010, January 31, 2009 and February 2, 2008 is $3.8 million, $3.8 million and $2.8 million, respectively.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the years ended January 30, 2010, January 31, 2009 and February 2, 2008 are provided in the following table (in thousands):

	Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Proceeds from stock options exercised	$1,319	$440	$1,293
Tax benefit related to stock options exercised	$ 558	$299	$ 455
Intrinsic value of stock options exercised	$1,429	$753	$ 806

In June 1996, the Board adopted the Employee Stock Purchase Plan, or the Stock Purchase Plan. The Stock Purchase Plan provides for the issuance of up to 1,350,000 shares of common stock to our employees. All eligible employees are granted identical rights to purchase common stock for each Board authorized offering under the Stock Purchase Plan. Rights granted pursuant to any offering under the Stock Purchase Plan terminate immediately upon cessation of an employee's employment for any reason. In general, an employee may reduce contribution or withdraw from participation in an offering at any time during the purchase period for such offering. Employees receive a 15% discount on shares purchased under the Stock Purchase Plan. Rights granted under the Stock Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted. The initial offering under the Stock Purchase Plan commenced October 24, 1996 and terminated December 31, 1996. Subsequent offerings have occurred every six months commencing January 1, 1997. At January 30, 2010, 896,510 shares could still be sold to employees under the plan. Compensation expense for the year ended January 30, 2010 and January 31, 2009 was $148,000 and $117,000, respectively, related to the fair value of the rights granted to participants under the plan.

Accounting for Stock-Based Compensation Expense

We account for stock-based compensation expense by estimating the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized over the requisite service periods of the awards. As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.

The effect of recording stock-based compensation for the years ended January 30, 2010, January 31, 2009 and February 2, 2008 was as follows (in thousands, except per share amounts):

	Years Ended		
Stock-based compensation by type of award:	**January 30, 2010**	**January 31, 2009**	**February 2, 2008**
Employee stock options and awards	$ 4,076	$ 3,794	$ 3,557
Restricted stock units, net of adjustments	(203)	203	—
Employee stock purchase plan	148	117	101
Total stock-based compensation expense	$ 4,021	$ 4,114	$ 3,658
Tax effect on stock-based compensation expense	(1,487)	(1,514)	(1,209)
Net effect on net income	$ 2,534	$ 2,600	$ 2,449
Effect on earnings per share:			
Basic and diluted	$ 0.06	$ 0.06	$ 0.06

For the years ended January 30, 2010, January 31, 2009 and February 2, 2008, $604,000, $620,000 and $752,000, respectively, of stock and equity awards compensation expense was recorded as a component of cost of goods sold and the remainder, $3,417,000, $3,494,000 and $2,906,000 , respectively, was charged to selling, general and administrative expense.

As of January 30, 2010 and January 31, 2009, we had $6.5 million and $6.6 million, respectively, of unrecognized expense related to non-vested stock option grants, which is expected to be recognized over a weighted average period of 2.56 years and 2.66 years, respectively.

As of January 30, 2010 and January 31, 2009, we had $0.1 million of unrecognized expense related to restricted stock grants, which are expected to be recognized over a weighted average period of 0.35 years and 0.36 years, respectively.

Calculation of Fair Value of Options

As stated previously, we use a Black-Scholes option valuation model to determine the fair value of stock-based compensation. The Black-Scholes model incorporates various assumptions including the expected term of awards, volatility of stock price, risk-free rates of return and dividend yield. The expected term of an award is generally no less than the option vesting period and is based on our historical experience. Expected volatility is based upon the historical volatility of our stock price. The risk-free interest rate is approximated using rates available on U.S. Treasury securities with a remaining term equal to the option's expected life. We use a dividend yield of zero in the Black-Scholes option valuation model, as we have not paid any cash dividends to date.

The following weighted average assumptions were used for stock options granted:

	Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Risk free interest rate	2%	3%	4%
Expected life	5 years	5 years	5 years
Expected volatility	56%	47%	44%
Expected dividend yield	0%	0%	0%
Weighted average fair value at grant date	$ 4.46	$ 2.16	$ 5.34

NOTE 3. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	January 30, 2010	January 31, 2009
Leasehold improvements	$ 168,550	$ 167,625
Furniture, fixtures and equipment	116,516	110,419
Software and licenses	55,957	46,587
Building and land	14,270	14,270
	355,293	338,901
Less: Accumulated depreciation and amortization	(215,041)	(183,611)
Property and equipment, net	$ 140,252	$ 155,290

We recorded depreciation expense in the amounts of $38.3 million, $38.3 million and $41.6 million for the years ended January 30, 2010, January 31, 2009 and February 2, 2008, respectively.

During the fourth quarter of fiscal 2009, we entered into a capital lease relating to certain computer equipment. The computer equipment was placed in service on December 31, 2009. Furniture, fixtures and equipment as well as accumulated depreciation and amortization in the table above include the following amounts related to this capital lease (in thousands):

	January 30, 2010
Computer equipment	$837
	837
Less: Accumulated depreciation and amortization	(23)
Computer equipment, net	$814

NOTE 4. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	January 30, 2010	January 31, 2009
Accrued payroll and related expenses	$11,733	$17,593
Gift cards, gift certificates and store merchandise credits	7,606	7,344
Accrued self insurance liabilities	3,542	3,620
Accrued sales and use tax	5,293	3,199
Accrued cost of fixed assets and software	1,090	1,695
Other	11,560	11,604
Accrued liabilities	$40,824	$45,055

NOTE 5. Fair Value Measurements

Our financial assets and liabilities are valued at the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. We determine fair value based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, we prioritize the inputs used in measuring fair value into a three-tier fair value hierarchy, which are as follows:

Level 1: Observable inputs such as quoted prices in active markets (the fair value hierarchy gives the highest priority to Level 1 inputs);

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions (the fair value hierarchy gives the lowest priority to Level 3 inputs).

Financial assets and liabilities measured at fair value on a recurring basis as of January 30, 2010 consisted of the following (in thousands):

	Balance at January 30, 2010	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Marketable securities (available for sale)	$ 5,301	$ 5,301	$—	$ —
Certificates of deposit (non-current)	$ 4,972	4,972	—	—
Auction rate securities (non-current)	$ 3,220	—	—	3,220
Total assets	$13,493	$10,273	$—	$3,220
Liabilities:				
Deferred compensation plan (non-current)	$ 2,987	$ 2,987	$—	$ —

The fair value of our short-term marketable securities, certificates of deposit and deferred compensation plan liability is determined based on quoted prices of identical assets that are trading in active markets. The deferred compensation plan liability represents the amount that would be earned by participants if the funds were invested in securities traded in active markets. Due to the lack of availability of observable market quotes on our auction rate securities, the fair market value of these securities has been determined based on a valuation model using current assumptions. The model values the securities by estimating the present value of future principal and interest payments discounted at rates considered to reflect current market conditions. Assumptions used in the valuation include those made about the liquidity horizon, or period of time expected, before the securities are successfully auctioned; coupon rates; weighted average cost of capital; and holding spreads and yields. Other factors that impact our valuation include changes to credit ratings of our auction rate securities as well as to the underlying assets supporting these securities and the ongoing strength and quality of the credit markets. Our valuation is subject to uncertainties that are difficult to predict and could change significantly based on future market conditions.

The activity of our auction rate securities through the end of fiscal 2009, whose fair value was measured using Level 3 inputs, is summarized below (in thousands):

	Non-current
Carrying value as of January 31, 2009	$ 8,402
Settlements and repurchases*	(6,500)
Total gains	
Included in earnings	—
Included in other comprehensive income**	1,318
Transfers between current and non-current	—
Carrying value as of January 30, 2010	$ 3,220

* Settlements and repurchases of $6.4 million, $50,000 and $50,000 occurred during the second, third and fourth quarters of fiscal 2009, respectively.

** Unrealized gains of $75,000, $63,000, $18,000 and $53,000 occurred during the first, second, third and fourth quarters of fiscal 2009, respectively. In addition, the recovery in fair value of $1.1 million, $10,000 and $9,000 which was previously temporarily impaired occurred during the second, third and fourth quarters of fiscal 2009, respectively.

NOTE 6. Bank Credit Agreement

We maintain an unsecured bank credit agreement of $5.0 million that is set to expire on September 1, 2010. Letters of credit, which are primarily used for inventory purchases, are issued under the credit agreement. There were letters of credit for $111,000 and $446,000 outstanding at January 30, 2010 and January 31, 2009, respectively.

NOTE 7. Commitments and Contingencies

Leases

We have entered into operating lease agreements for retail, distribution and office space, vehicles and equipment under primarily non-cancelable leases with terms ranging from approximately two to ten years. The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or a percentage of annual store sales volume. Certain leases provide for increasing minimum annual rental amounts. Rent expense is recorded on a straight-line basis over the term of the lease based on us taking possession of premises. Accordingly, deferred rent, as reflected in the accompanying balance sheets, represents the difference between rent expense accrued and amounts paid under the terms of the lease agreements. Total rent expense for the years ended January 30, 2010, January 31, 2009 and February 2, 2008 was $53.6 million, $54.8 million and $54.7 million, respectively, including contingent rentals of $0.6 million, $0.9 million and $1.1 million, respectively.

Annual future minimum lease payments under operating leases as of January 30, 2010 are as follows (in thousands):

Fiscal Year	
2010	$ 58,490
2011	54,371
2012	47,563
2013	40,087
2014	32,390
Thereafter	56,158
Total minimum operating lease payments	$289,059

During the fourth quarter of fiscal 2009, we entered into a capital lease with a 20-month term relating to certain computer equipment. The computer equipment was placed in service on December 31, 2009. Annual future minimum lease payments under this capital lease as of January 30, 2010 are as follows (in thousands):

Fiscal Year	
2010	$572
2011	191
Total minimum capital lease payments	763
Less weighted average interest rate of 3.25% on capital lease	(22)
	$741

Litigation

We are involved in matters of litigation that arise in the ordinary course of business. We do not currently believe that litigation in which we are currently involved will have a material adverse effect on our overall financial condition.

Indemnities, Commitments and Guarantees

During the ordinary course of business, we have made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to our directors and officers to the maximum extent permitted under the laws of the State of California. From time to time, we have issued guarantees in the form of letters of credit as security for some merchandise shipments from overseas. At January 30, 2010 and January 31, 2009, there were letters of credit outstanding for $111,000 and $446,000, respectively. The durations of these indemnities, commitments and guarantees vary. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated financial statements.

NOTE 8. Income Taxes

Provision for Income Taxes

Composition of the provision for income taxes for the years ended (in thousands):

	January 30, 2010	January 31, 2009	February 2, 2008
Current:			
Federal	$4,198	$12,887	$10,971
State	834	2,514	2,686
	5,032	15,401	13,657
Deferred:			
Federal	2,663	(2,052)	(2,860)
State	191	(599)	(578)
	2,854	(2,651)	(3,438)
Total income tax expense	$7,886	$12,750	$10,219

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	January 30, 2010	January 31, 2009
Current deferred tax assets (liabilities):		
Inventory	$ 773	$ 758
Accrued expense and other	4,559	5,375
State taxes	172	(257)
Other assets, net	688	489
Net current deferred tax assets	6,192	6,365
Noncurrent deferred tax assets (liabilities):		
Depreciation	(4,945)	(1,904)
Deferred rent	4,629	4,969
Stock-based compensation expense	4,437	3,498
Other assets, net	390	1,014
Total noncurrent deferred tax assets	4,511	7,577
Net deferred tax assets	$10,703	$13,942

A reconciliation of the provision for income taxes to the statutory tax rate is as follows:

	January 30, 2010	January 31, 2009	February 2, 2008
Statutory federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal benefit and other	3.3	3.9	5.5
Stock-based compensation expense	0.3	0.2	0.3
Other permanent differences	1.3	0.1	(1.8)
Effective income tax rate	39.9%	39.2%	39.0%

We operate in numerous tax jurisdictions and are subject to routine tax examinations. Future tax examinations could involve difficult issues and multiple years. Although we cannot predict the outcome of future examinations, amounts that could be owed in excess of amounts accrued would impact future tax expense but would not be expected to have a material impact on our financial condition.

Uncertain Tax Positions

As of January 30, 2010, the total liability for income tax associated with unrecognized tax benefits was $2.9 million ($2.4 million net of federal benefit), of which $0.3 million ($0.2 million net of federal benefit) related to interest and $0.4 million related to penalties. Our effective tax rate will be affected by any portion of this liability we may recognize. As of January 31, 2009, the total liability for income tax associated with unrecognized tax benefits was $2.9 million ($2.2 million net of federal benefit), of which $0.3 million ($0.2 million net of federal benefit) related to interest and $0.4 million related to penalties.

We believe that it is reasonably possible that $0.4 million ($0.3 million net of federal benefit) of our liability for unrecognized tax benefits of which $0.1 million ($0.1 million net of federal benefit) of associated interest may be recognized in the next 12 months due to the settlement of audits and the expiration of statutes of limitations. As such, we have classified this amount as a current liability.

The following table reconciles the amount recorded for the liability for income tax associated with unrecognized tax benefits for the years ended January 30, 2010 and January 31, 2009 (in thousands):

	January 30, 2010	January 31, 2009
Unrecognized tax benefits—beginning of year	$2,173	$1,845
Additions:		
Tax positions related to prior period	705	424
Tax positions related to current period	38	1,203
Reductions:		
Tax positions related to prior period	(152)	(677)
Settlements	(420)	(345)
Lapse of statute of limitations	(167)	(277)
Unrecognized tax benefits—end of year	$2,177	$2,173

Our continuing practice is to recognize interest and penalties related to unrecognized tax benefits in tax expense. Tax expense for fiscal 2009 related to interest and penalties was $0.2 million and at January 30, 2010, we had accrued $0.7 million of interest and penalties related to uncertain tax positions. Tax expense for fiscal 2008 and 2007 related to interest and penalties was $0.3 million and at January 31, 2009, we had accrued $0.7 million of interest and penalties related to uncertain tax positions.

We operate stores throughout the United States and Puerto Rico, and as a result, we file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities. With few exceptions, we are no longer subject to U.S. federal, state and local or non-U.S. income tax examinations for years before fiscal 2004. While it is often difficult to predict the final outcome or the timing or resolution of any particular uncertain tax position, we believe our reserves for income taxes represent the most probable outcome. We adjust these reserves, as well as the related interest and penalties, in light of changing facts and circumstances.

NOTE 9. Earnings Per Share

Basic earnings or loss per share is computed by dividing net income or net loss, respectively, by the weighted average number of common shares outstanding for the period. Diluted earnings per share is applicable only in periods of net income and is computed by dividing net income by the weighted average number of common shares outstanding for the period and potentially dilutive common stock equivalents outstanding for the period. Periods of net loss require the diluted computation to be the same as the basic computation. At January 30, 2010, January 31, 2009 and February 2, 2008, options to purchase 5,483,812, 6,062,339, and 5,122,684 shares, respectively, of potentially anti-dilutive common stock equivalents were outstanding. The calculation of dilutive shares also excludes the restricted stock unit awards covering 430,000, 358,000, and 84,000 shares, net of forfeitures, granted to certain members of our management in March 2009, March 2008 and March 2007, respectively, as the issuance of the underlying shares is contingent upon achieving certain performance goals in fiscal 2011, 2010 and 2009, respectively.

A reconciliation of the numerator and denominator of basic earnings per share and diluted earnings per share is as follows (in thousands except per share amounts):

	January 30, 2010	January 31, 2009	February 2, 2008
Basic Earnings Per Share Computation:			
Numerator	$11,880	$19,742	$16,012
Denominator:			
Weighted average common shares outstanding	44,134	43,789	44,005
Basic earnings per share	$ 0.27	$ 0.45	$ 0.36
Diluted Earnings Per Share Computation:			
Numerator	$11,880	$19,742	$16,012
Denominator:			
Weighted average common shares outstanding	44,134	43,789	44,005
Incremental shares from assumed exercise of options	274	124	127
Total shares	44,409	43,913	44,132
Diluted earnings per share	$ 0.27	$ 0.45	$ 0.36

NOTE 10. Stock Repurchases

On August 13, 2007, we announced that our Board approved the repurchase of up to an aggregate of $40.0 million of our outstanding common stock during the period ended February 2, 2008. During fiscal 2007, we repurchased 870,470 shares of our common stock for approximately $7.2 million, which represents an average price of $8.23 per share. This share repurchase program expired at the end of fiscal 2007.

We did not repurchase any shares of our common stock during fiscal 2009 or 2008.

NOTE 11. Employee Benefit Plan

Effective January 1, 1995, we adopted the Hot Topic 401(k) Plan, or the 401(k) Plan. All employees who have been employed by us for at least one year, maintained a minimum of 1,000 hours worked during the year and are at least 21 years of age, are eligible to participate. Employees may contribute up to 25% of their eligible compensation to the 401(k) Plan, subject to a statutorily prescribed annual limit. We may at our discretion contribute certain amounts to eligible employees' accounts. In January 2009, we began to contribute 50% of the first 4% of participants' eligible contributions into their 401(k) Plan accounts. We contributed $319,000 to eligible employees' 401(k) accounts during the year ended January 30, 2010. Our contribution during the year ended January 31, 2009 was not material and we did not make any contribution during the year ended February 2, 2008.

NOTE 12. Deferred Compensation Plan

In August 2006, we adopted the Hot Topic Inc. Management Deferred Compensation Plan, or the Deferred Compensation Plan, for the purpose of providing highly compensated employees and members of our Board a program to meet their financial planning needs. The Deferred Compensation Plan provides participants with the opportunity to defer up to 80% of their base salary and up to 100% of their annual earned bonus, or, in the case of members of our Board, 100% of their earned cash fees, all of which, together with the associated investment returns, are 100% vested from the outset. The Deferred Compensation Plan, which is designed to be exempt from most provisions of the Employee Retirement Security Act of 1974, is informally funded by us in order to preserve the tax-deferred savings advantages of a non-qualified plan. As such, all deferrals and associated earnings are general unsecured obligations of Hot Topic, Inc. held within a "rabbi trust" on our consolidated balance sheet. We may at our discretion contribute certain amounts to eligible employees' accounts. In January 2009, we began to contribute 50% of the first 4% of participants' eligible contributions into their Deferred Compensation Plan accounts. As of January 30, 2010, assets and associated liabilities of the Deferred Compensation Plan were $3.1 million and $3.0 million, respectively, and are included in other non-current assets and non-current liabilities, respectively, in our consolidated balance sheets. As of January 31, 2009, assets and associated liabilities of the Deferred Compensation Plan were $1.4 million and $1.3 million, respectively.

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